UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Dakota Growers Pasta Company, Inc.
(Name of Subject Company)

Dakota Growers Pasta Company, Inc.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

23422P106
(CUSIP Number of Class of Securities)

Series D Non-Cumulative Delivery Preferred Stock, Par Value, $0.01 Per Share
(Title of Class of Securities)

23422P205
(CUSIP Number of Class of Securities)

Timothy J. Dodd
President and Chief Executive Officer
Dakota Growers Pasta Company, Inc.
One Pasta Avenue
Carrington, North Dakota 58421
(701) 652-2855
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Filing Person(s))

Copies to:

Jeffrey Symons
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4900

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information

        (a)   Name and Address

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is Dakota Growers Pasta Company, Inc., a North Dakota corporation (the "Company" or "Dakota Growers"). The address of the principal executive offices of the Company is One Pasta Avenue, Carrington, North Dakota 58421, and its telephone number is (701) 652-2855.

        (b)   Securities

        This Schedule 14D-9 relates to (i) the Common Stock, par value $0.01 per share, of the Company (the "Common Shares") and (ii) the Series D Non-Cumulative Delivery Preferred Stock, par value $0.01 per share, of the Company (the "Series D Shares" and together with the Common Shares, the "Company Shares"). As of the close of business on March 19, 2010, there were (i) 75,000,000 Common Shares authorized, of which 10,764,932 were outstanding, (ii) 11,340,841 Series D Shares authorized, of which 11,322,745 were outstanding and (iii) 2,100,000 shares of Series F Convertible Preferred Stock, $.01 par value per share, of the Company (the "Series F Shares") authorized, which shares are convertible into an equal number of Common Shares, of which 1,065,000 were outstanding.

Item 2.    Identity and Background of Filing Person

        (a)   Name and Address of Person Filing this Statement

        The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

        (b)   Offer of Bluebird Acquisition Corporation

        This Schedule 14D-9 relates to the tender offer by Bluebird Acquisition Corporation ("Purchaser"), a North Dakota corporation and a direct wholly-owned subsidiary of Agricore United Holdings Inc. ("Agricore"), a Delaware corporation, to purchase all of the outstanding (i) Common Shares, at a price of $18.28 per Common Share, net to the holder thereof in cash (the "Common Offer Price"), and (ii) Series D Shares, at a price of $0.10 per Series D Share, net to the holder thereof in cash (the "Series D Offer Price"), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated March 23, 2010 (as amended or supplemented from time to time, the "Offer to Purchase") and in the related Letters of Transmittal relating to the Common Shares and Series D Shares (as amended or supplemented from time to time, the "Letters of Transmittal" and together with the Offer to Purchase, the "Offer"). The Offer to Purchase and Letters of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1) through (a)(3) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), which was filed by Viterra Inc. ("Viterra") with the U.S. Securities and Exchange Commission (the "SEC") on March 23, 2010. The Offer is scheduled to expire at 12:00 Midnight New York City time on May 3, 2010 (unless the Offer is extended), at which time, if all conditions to the Offer have been satisfied or waived, the Purchaser will purchase all Company Shares validly tendered pursuant to the Offer and not validly withdrawn.

        The Offer is being made pursuant to an Agreement and Plan of Merger dated as of March 10, 2010, by and among the Company, Agricore and Purchaser (the "Merger Agreement"). The Merger Agreement provides, among other things, that after consummation of the Offer, Purchaser will merge with and into the Company (the "Merger"), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Agricore ("Surviving Corporation"). At the effective time of the Merger, each Company Share that is not tendered and accepted pursuant to the Offer (other than the Company Shares (i) owned directly or indirectly by Agricore, Purchaser, or the Company and (ii) with respect to which dissenters' rights are demanded and pursued pursuant to the provisions of Section 10-19.1-88 of the North Dakota Business Corporation Act (the "North Dakota Act")) will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Common Offer Price or the Series D Offer Price, as applicable. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

        The Schedule TO states that the address of the principal executive offices of Purchaser is c/o Viterra Inc., 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9, and Purchaser's telephone number at such principal executive offices is (306) 569-4411.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        (a)   Arrangements with Directors, Executive Officers and Affiliates of the Company

        In considering the recommendation of the Company's Board of Directors (the "Board") to tender the Company Shares in the Offer, shareholders should be aware that certain of the Company's executive officers, directors and affiliates have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of shareholders generally. The Board was aware of these agreements and arrangements during its deliberations of the merits of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and in determining to recommend that the Company's shareholders accept and tender their Company Shares into the Offer, as set forth in this Schedule 14D-9.

  Director and Officer Indemnification and Insurance

        The Merger Agreement provides that at the completion of the Merger, Agricore and the Surviving Corporation will honor all of the Company's obligations to indemnify and hold harmless each present and former director and officer of the Company or any of its subsidiaries, against any costs or expenses, judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any legal proceeding commenced within six years following the completion of the Merger and arising out of or pertaining to matters existing or occurring at or prior to the completion of the Merger, whether asserted or claimed prior to, at or after the completion of the Merger, to the extent that such obligations to indemnify and hold harmless exist under the Company's or its subsidiaries' articles of incorporation, bylaws, or other organizational documents, any applicable law or any indemnification agreements to which the Company or its subsidiaries is party.

        For six years following the completion of the Merger, Agricore and the Surviving Corporation are required to continue all rights with respect to indemnification, advancement of expenses and exculpation for periods prior to and including the completion of the Merger that are at least as favorable as the indemnification, advancement of expenses and exculpation provisions contained in the Company's articles, bylaws, or other organizational documents as of the date of the Merger Agreement.

        For six years following the completion of the Merger, Agricore and the Surviving Corporation will either (i) maintain in effect a directors' and officers' liability insurance policy that is at least as favorable as the Company's existing policy, or (ii) obtain and fully pay for "tail" insurance policies with a claims period of at least six years from and after the completion of the Merger at least as favorable as the Company's existing directors' and officers' liability insurance policy with respect to matters existing or occurring at or prior to the completion of the Merger; provided that the annual premiums expended shall be limited to 300% of currently paid annual premiums, and if the cost for any such coverage is in excess of such amount, Agricore or the Surviving Corporation shall be required to maintain the maximum amount of coverage that is available for such amount.

  Cash Consideration Payable Pursuant to the Offer

        Cash Consideration for Company Shares.    If the Company's directors and executive officers were to tender any Company Shares they own pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other shareholders of the Company. As of March 19, 2010, the Company's directors and executive officers owned 4,347,753 Common Shares (including Common Shares issuable upon the conversion of Series F Shares) and 1,232,157 Series D Shares in the aggregate.(1) If the directors and executive officers were to tender all of their Company Shares for purchase pursuant to the Offer and those Company Shares were accepted for payment and purchased by Purchaser, the directors and executive officers would receive an aggregate payment of approximately $79,600,141 in cash (less certain applicable taxes).

        Cash Consideration for Stock Options.    The Merger Agreement provides that each outstanding option to acquire Common Shares that is not fully vested and exercisable and that is outstanding immediately prior to the time the Company Shares are accepted for payment by Purchaser in the Offer (the "Acceptance Time") will become fully vested and be cancelled and in exchange therefor be converted into the right to receive a payment in cash, without interest, equal to the product of (i) the excess, if any, of $18.28 over the exercise price of such stock option and (ii) the number of Common Shares for which such stock option shall not theretofore have been exercised. The Company or the Surviving Corporation, as applicable, shall pay the holders of such cancelled stock options the cash payments (less required withholding taxes) in respect of their stock options within five business days following the Acceptance Time. As of March 19, 2010, none of the directors or executive officers of the Company owned any options to purchase Common Shares.

  Support Agreements

        Each of Timothy J. Dodd, President and Chief Executive Officer of the Company, Edward O. Irion, Chief Financial Officer of the Company, La Bella Holdings LLC ("La Bella") and MVC Capital, Inc. ("MVC" and together with La Bella, and Messrs. Dodd and Irion, the "Tendering Shareholders") have entered into a Tender and Support Agreement, each dated as of March 10, 2010 (the "Support Agreements") with Agricore and Purchaser. Richard Thompson, the manager of La Bella, and Michael Tokarz, the chairman of MVC, each currently serve as a member of the Board. Pursuant to the Support Agreements, each of the Tendering Shareholders has agreed, among other things, to tender their Common Shares within ten business days following the commencement of the Offer and, if necessary, to vote their Common Shares in favor of the adoption of the Merger Agreement. Additionally, MVC, which currently holds all of the Series F Shares (each such share convertible into an equal number of Common Shares), has agreed to convert such shares and to subsequently tender all Common Shares resulting from such conversion. The Common Shares held by the Tendering Shareholders (including the Common Shares issuable upon conversion of the Series F Shares) represent approximately 29% of the outstanding Common Shares determined on a fully diluted basis.

  Employment Agreements with Dakota Growers; Positions with the Surviving Corporation

        The Company does not have any employment agreements nor does it have any agreements with its executive officers regarding severance payments or payments upon change of control of the Company. It is anticipated that the current management of the Company will hold substantially similar positions with the Surviving Corporation.

(1)
Includes 1,000,000 Common Shares held by La Bella and 1,016,195 Common Shares and 1,065,000 Series F Shares held by MVC, which Richard Thompson and Michael Tokarz, respectively, disclaim any beneficial ownership of for purposes of Section 16(a) under the Securities Exchange Act of 1934, as amended, or otherwise, except to the extent of their pecuniary interests therein.

  Bonus Payments

        The Compensation Committee of the Company has approved certain bonus payments (i) in an aggregate amount of $2,796,200 to Messrs. Dodd and Irion ($1,968,400 and $827,800, respectively) and (ii) in an aggregate amount of $442,000 to certain other members of management of the Company, all such amounts payable by the Company in connection with the consummation of the Merger.

  Representation on the Board

        The Merger Agreement provides that following the Acceptance Time, Purchaser will be entitled to designate a number of directors on the Board in direct proportion (rounded up to the next whole number) to Purchaser's ownership of Common Shares, and the Company will take all necessary action to cause Purchaser's designees to be elected or appointed to the Board, including by increasing the size of the Board and receiving the resignations of incumbent directors.

  Section 14(f) Information Statement

        Except as described in this Schedule 14D-9 or as described in the Information Statement attached as Annex A hereto and incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, understandings, or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) the Company or its executive officers, directors or affiliates or (ii) Agricore, Purchaser or their executive officers, directors or affiliates, on the other hand.

        (b)   Arrangements with Agricore

  The Merger Agreement

        The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and incorporated herein by reference to provide information regarding its terms. The representations and warranties contained in the Merger Agreement have been negotiated among the parties thereto with the principal purpose of establishing the circumstances in which Agricore may have the right to not consummate the Offer, or a party may have the right to terminate the Merger Agreement, and to allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to SEC filings and are qualified by information set forth on confidential schedules to the Merger Agreement. Accordingly, shareholders should not rely on the representations and warranties contained in the Merger Agreement as matters of fact.

        (c)   Arrangements with Viterra

  Guarantee

        Concurrently with the execution of the Merger Agreement, Viterra entered into a Guarantee (the "Guarantee") for the benefit of the Company, under which Viterra agreed to guarantee the performance of Agricore's obligations under the Merger Agreement, including Agricore's obligation to provide funds to Purchaser to accept for payment and to pay for any Company Shares tendered in the Offer and to provide the necessary funding to pay the consideration to be paid in the Merger, in each case in accordance with the terms of the Merger Agreement. Viterra's obligations under the Guarantee are unconditional and absolute, and are not subject to any defenses other than fraud or willful misconduct by the Company and any defenses available to Agricore under the Merger Agreement. The foregoing description of the Guarantee is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Guarantee, a copy of which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.

  Confidentiality Agreement

        The Company and Viterra entered into a Reciprocal Confidentiality Agreement dated as of the May 20, 2009 (the "Confidentiality Agreement"), whereby the parties agreed to disclose certain confidential information to each other for the purpose of assessing a possible business transaction between the parties. In connection with providing such confidential information, the Company and Viterra agreed to keep confidential the information shared until May 20, 2014. In addition, the Company and Viterra agreed to not solicit the other party's employees or directly or indirectly induce such employees to terminate their employment during the period in which the Company and Viterra were discussing a possible business transaction between the parties and for a period of one year thereafter. The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement. The Confidentiality Agreement is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Item 4.    The Solicitation or Recommendation

        (a)   Solicitation/Recommendation

        After careful consideration, including a thorough review of the Offer and the Merger Agreement with its legal and financial advisors, at a meeting held on March 9, 2010, the Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company's shareholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, and (iii) recommended that the shareholders of Company accept the Offer and, if required by applicable law, adopt the Merger Agreement.

        Accordingly, and for the other reasons described in more detail below, the Board recommends that you accept the Offer and tender your Company Shares into the Offer.

        (b)   Background of the Transaction

Background of the Transaction

        As part of its ongoing evaluation of Dakota Growers' business, the Board and our senior management regularly review and assess opportunities to achieve Dakota Growers' long-term strategic goals and to maximize shareholder value in light of business, market and economic trends and developments. As part of this review process, the Board and senior management have periodically discussed potential opportunities for business combinations, acquisitions and dispositions.

        In mid-August 2008, Mr. John Dalrymple III, the Chairman of Dakota Growers, Mr. Richard Thompson, a member of the Board, and representatives of Morgan Stanley & Co., Incorporated, ("Morgan Stanley"), who had been asked earlier in the summer of 2008 to assist Dakota Growers with its consideration of strategic alternatives, met with representatives of a strategic purchaser ("Company 1") to discuss a potential business combination. During the following weeks, the senior management of Dakota Growers, including Mr. Timothy J. Dodd, the President and Chief Executive Officer of Dakota Growers, and Mr. Edward O. Irion, the Chief Financial Officer of Dakota Growers, worked with representatives of Morgan Stanley and Kirkland & Ellis LLP, the Company's legal counsel ("Kirkland & Ellis"), to coordinate an exchange of due diligence information with Company 1, in the event that the parties decided to pursue a transaction. Dakota Growers and Company 1 had executed a mutual confidentiality agreement during the course of the summer of 2008.

        In early October 2008, Messrs. Dalrymple, Thompson, Dodd and Irion, along with Mr. Michael Tokarz, a member of the Board, and representatives of La Bella, MVC, Morgan Stanley and Kirkland & Ellis, met with representatives of Company 1 and its advisors to exchange preliminary information regarding their respective companies and discuss the merits of a potential business combination. Thereafter, beginning in late November 2008 and running through the first two quarters of 2009, each of Dakota Growers and Company 1 made certain due diligence materials available to the other company and its advisors through electronic data rooms, and the senior management of each company and their respective financial advisors periodically discussed the potential synergies of a business combination. However, during this period, in light of the state of U.S. and global capital and credit markets and the economy in general, both Dakota Growers and Company 1 believed it made sense to defer detailed discussions regarding the terms of a potential transaction until such time as the markets and the economy had improved. During this time, the Board received regular updates from Mr. Dalrymple and Dakota Growers' management on the status of the work being done and the discussions that were held with Company 1.

        On January 16, 2009, Mr. Karl Gerrand, Senior Vice President, Food Processing, of Viterra telephoned Mr. Dodd and indicated his desire to discuss a potential transaction between Dakota Growers and Viterra. Mr. Dodd subsequently informed the members of the Board of Viterra's potential interest in a transaction.

        On February 17, 2009, Mr. Gerrand met with Messrs. Dodd and Irion at Dakota Growers' headquarters in Carrington, North Dakota. At the meeting, Messrs. Gerrand, Dodd and Irion discussed their respective businesses and the potential merits of a transaction involving the two companies. Mr. Dodd subsequently informed the members of the Board of Viterra's interest in a potential transaction and the Board decided to simultaneously pursue potential transactions with each of Viterra and Company 1.

        On April 30, 2009, Mr. Mayo Schmidt, President and Chief Executive Officer of Viterra, and Mr. Gerrand met with Messrs. Dalrymple, Dodd and Irion and received a tour of Dakota Growers' Minneapolis and New Hope, Minnesota facilities. At the meeting, representatives of Dakota Growers provided Messrs. Schmidt and Gerrand with a presentation about Dakota Growers' business and the parties also discussed further the possibility of a potential transaction involving Dakota Growers and Viterra. In the month that followed, representatives of Viterra's and Dakota Growers' management teams remained in periodic contact regarding the possibility of the two companies pursuing a transaction.

        On May 18, 2009, Company 1 made an offer regarding a stock-for-stock business combination which the Board equated, based on Company 1's then share price, with an implied value of approximately $10.00 per Common Share. As part of Company 1's offer, it was noted that any consideration ultimately paid for the Series D Shares would reduce the consideration paid for the Common Shares.

        On May 21, 2009, the Board held a meeting at which it discussed the status of the potential transactions with each of Viterra and Company 1. At this meeting, the Board concluded that Company 1's May 18 offer was inadequate in light of Dakota Growers' recent performance and anticipated future operations. The Board was also briefed on recent discussions with Viterra and its continued interest in pursuing a potential transaction. Following a discussion, the Board decided to continue pursuing potential transactions with each of Viterra and Company 1, and it authorized Dakota Growers' management to enter into both the Confidentiality Agreement and a non-binding memorandum of understanding with Viterra reflecting Viterra's interest in pursuing the potential acquisition of, or an investment in, Dakota Growers and conducting due diligence towards that end (both of which were signed later that day). Subsequently, Mr. Dalrymple telephoned the chairman of the board of directors of Company 1 to tell him that its offer was inadequate.

        On June 1, 2009, Viterra provided an initial due diligence request to Dakota Growers, requesting preliminary financial and other information regarding Dakota Growers and its operations.

        On June 12, 2009, Messrs. Dalrymple, Dodd and Irion met with Messrs. Schmidt and Gerrand and other representatives of Viterra at a Viterra processing facility outside Winnipeg, Manitoba to tour the operation and to further discuss the potential acquisition of Dakota Growers by Viterra. Representatives of Viterra provided Messrs. Dalrymple, Dodd and Irion with a presentation regarding Viterra's methodology for assessing a potential transaction, including general valuation parameters and an overview of the anticipated due diligence process.

        On June 15, 2009, Mr. Dalrymple met with the chairman of the board of directors of Company 1 to discuss its business combination offer. During the course of this conversation, the chairman of Company 1 suggested that it might be willing to consider offering additional stock consideration, although specifics were not discussed.

        Between June 2009 and September 2009, Viterra continued to conduct preliminary due diligence regarding Dakota Growers and members of the senior management team of each company remained in periodic contact regarding the status of Viterra's review and the potential for Viterra to submit a proposal regarding a transaction. In July 2009, in light of the lack of progress being made with respect to a potential transaction involving Company 1, Dakota Growers discontinued Company 1's access to the electronic data room, although periodic discussions regarding a potential business combination between Dakota Growers and Company 1 continued. Throughout this time, the Board was updated regularly on the material interactions between Dakota Growers and each of Viterra and Company 1.

        In mid-August 2009, representatives of Company 1 orally submitted a revised proposal for a stock-for-stock business combination which the Board equated, based on Company 1's then share price, with an implied value of approximately $15.21 per Common Share (assuming no consideration was paid for the Series D Shares).

        On August 19, 2009, the Board held a regularly scheduled meeting. As part of this meeting, the Board discussed Company 1's revised proposal and Morgan Stanley discussed other strategic alternatives available to Dakota Growers. The Board was also updated on the status of Viterra's due diligence review and informed that Viterra hoped to submit a non-binding indication of interest regarding a transaction prior to the Board's next regularly scheduled meeting. During the course of this meeting, the Board determined to continue discussions with Viterra and to re-open discussions and the due diligence process with Company 1.

        Between September 2009 and December 2009, Dakota Growers and Company 1 conducted mutual due diligence through electronic data rooms and their respective representatives held periodic discussions regarding the terms of a potential merger and the related transaction agreements. Throughout this time, the Board was updated regularly on the material interactions between Dakota Growers and Company 1.

        On September 2, 2009, Mr. Gerrand telephoned Mr. Dodd and indicated that, based on the limited information then available to Viterra and subject to completing its due diligence, Viterra expected to be able to value Dakota Growers in the range of $200-$220 million. Following authorization by Viterra's board of directors, on September 16, 2009, Viterra submitted a non-binding indication of interest to acquire all of the stock of Dakota Growers for cash in a transaction representing a total enterprise value of $200-$220 million. The Board equated this valuation with an implied price of approximately $15.08 to $16.76 per Common Share (assuming (i) net debt of $20.2 million, (ii) no consideration was paid for the Series D Shares and (iii) no adjustments were made to the aggregate consideration for capital expenditures, cash generated by the business or transaction or employee-related expenses).

        On September 17, 2009, the Board held a regularly scheduled meeting, with representatives of Morgan Stanley and Kirkland & Ellis participating by telephone. During this meeting, the Board was provided with an update regarding the status of discussions with Company 1 and Viterra's recent indication of interest, and Kirkland & Ellis reviewed the fiduciary duties of the Board and certain antitrust-related matters. Following a discussion of the merits of each potential transaction, the Board determined to continue discussions with both Viterra and Company 1.

        Following this meeting, various discussions occurred between representatives of Dakota Growers and Viterra which resulted in Dakota Growers ultimately signing Viterra's non-binding indication of interest on October 1, 2009. In addition, Viterra was ultimately advised by representatives of Morgan Stanley that another party was reviewing a potential business combination involving Dakota Growers and that the Board would be reviewing both proposals. Representatives of Morgan Stanley also advised representatives of Viterra that they believed the value indicated in Viterra's indication of interest was below the expectations of the Board given Dakota Growers' recent financial performance. As a result, Viterra requested and was provided with additional financial and operational information regarding Dakota Growers in order to ascertain whether adjustments to Viterra's initial valuation range were warranted.

        On October 19, 2009, Viterra submitted a revised non-binding indication of interest to acquire all of the stock of Dakota Growers for cash which specified an indicative enterprise value of $215 million, rather than the range which had previously been provided. The Board equated this valuation with an implied price of approximately $16.34 per Common Share (assuming (i) net debt of $20.2 million, (ii) no consideration was paid for the Series D Shares and (iii) no adjustments were made to the aggregate consideration for capital expenditures, cash generated by the business or transaction or employee-related expenses). As part of this indication of interest, Viterra requested several months of exclusivity in order to complete its diligence and document a transaction. Representatives of Viterra informed Dakota Growers that it was not willing to proceed with a transaction unless it was granted exclusivity. Subsequently, representatives of Morgan Stanley advised representatives of Viterra that exclusivity would not be granted and that Viterra's valuation remained below the expectations of the Board.

        Following several further discussions between representatives of Dakota Growers and Viterra, through which Viterra was provided with additional financial and operational information, on November 4, 2009, Viterra submitted a revised non-binding indication of interest to acquire all of the stock of Dakota Growers for cash in a transaction representing a total enterprise value of $225 million, which the Board equated with an implied price of approximately $16.89 per Common Share (assuming (i) net debt of $20.2 million, (ii) no consideration was paid for the Series D Shares and (iii) no adjustments were made to the aggregate consideration for cash generated by the business or transaction or employee-related expenses). As part of this indication of interest, Viterra again requested several months of exclusivity in order to complete its due diligence and document a transaction. Representatives of Viterra again informed Dakota Growers that it was not willing to proceed with a transaction unless it was granted exclusivity.

        On November 19, 2009, the Board held a regularly scheduled meeting, with representatives of Morgan Stanley participating. During this meeting, the Board was updated on the status of discussions with each of Viterra and Company 1, and the Board reviewed a comparison of the proposals made by each of Viterra and Company 1 that had been prepared by Morgan Stanley. Following a discussion of the merits of each potential transaction, the Board determined to not grant exclusivity to Viterra and to continue discussions with both Viterra and Company 1. Subsequently, representatives of Morgan Stanley advised representatives of Viterra that exclusivity would not be granted and that Viterra's valuation remained below the expectations of the Board.

        On December 1, 2009, Viterra submitted a further revised non-binding indication of interest to acquire all of the stock of Dakota Growers for cash in a transaction representing a total enterprise value of $225 million. This indication of interest was identical to the one submitted on November 4, 2009, but the request for exclusivity was reduced to a period of 75 days.

        On December 7, 2009, the Board held a special telephonic meeting, with representatives of Morgan Stanley participating. During this meeting, the Board was updated on the status of discussions with each of Viterra and Company 1. The Board reviewed a comparison of the proposals made by each of Viterra and Company 1 that had been prepared by Morgan Stanley. Following a discussion of the merits of each potential transaction, the Board determined not to grant exclusivity to Viterra and to continue discussions with both Viterra and Company 1. Subsequently, representatives of Morgan Stanley advised representatives of Viterra that exclusivity would not be granted and that Dakota Growers considered the requested exclusivity period to be too lengthy, particularly as Viterra's valuation remained below the expectations of the Board.

        On December 8, 2009, Company 1 submitted a written revised proposal for a stock-for-stock business combination, which Company 1 stated represented a value of approximately $15.93 per Common Share (based on Company 1's share price as of December 4, 2009, and assuming no consideration was paid for the Series D Shares). The revised proposal also addressed several key terms of the merger agreement, including the presence of a financing condition and a condition that regulatory approval be on terms acceptable to Company 1 and the absence of any termination fee payable to Dakota Growers in the event that any required regulatory approval was not obtained.

        On December 10, 2009, the Board held a special telephonic meeting, with representatives of Morgan Stanley participating. During this meeting, the Board was updated on the status of discussions with each of Viterra and Company 1, and Company 1's revised proposal was discussed in detail. The Board also reviewed a revised comparison of the proposals made by each of Viterra and Company 1 that had been prepared by Morgan Stanley. Following further discussion of the merits of each potential transaction, the Board determined to engage more actively with Company 1 in order to see if the terms of a potential transaction could be worked out. The Board also determined to continue discussions with Viterra, if Viterra was willing to do so without having been granted exclusivity.

        On December 23, 2009, Company 1's legal counsel provided Kirkland & Ellis with a revised draft merger agreement that reflected the terms of Company 1's recent proposal. Through late December 2009 and early January 2010, additional due diligence of Dakota Growers' business was conducted by or at the request of Company 1.

        On January 14, 2010, Messrs. Dalrymple, Tokarz, Dodd and Irion, along with representatives of Morgan Stanley and Kirkland & Ellis, met with representatives of Company 1 and its legal and financial advisors to discuss the terms of the proposed transaction and the merger agreement.

        On January 16, 2010, Mr. Andrew Muirhead, Viterra's Senior Vice President, Corporate Development, spoke with representatives of Morgan Stanley and indicated that, based on additional information Viterra had received (including a review of certain planned capital expenditures and favorable trends in financial performance), Viterra was prepared to increase its valuation of Dakota Growers to a total enterprise value of $240 million and that, subject to obtaining approval by Viterra's Board of Directors, Viterra would submit a revised indication of interest to acquire Dakota Growers. Mr. Muirhead noted that Viterra was not willing to proceed unless it was granted exclusivity.

        On January 18, 2010, the Board met with representatives of Morgan Stanley and Kirkland & Ellis to review the proposals from Viterra and Company 1. In light of the nature and value represented by Viterra's proposal, and the potential regulatory risks and uncertainty associated with Company 1's proposal, the Board decided to focus on a potential transaction with Viterra. Morgan Stanley was instructed to see if Viterra would be willing to increase its valuation in exchange for being granted exclusivity. Subsequently, representatives of Morgan Stanley had several conversations with representatives of Viterra, who ultimately indicated that it would not be willing to increase its valuation.

        On January 20, 2010, the Board met with representatives of Morgan Stanley and Kirkland & Ellis to receive an update regarding Morgan Stanley's conversations with representatives of Viterra. Representatives of Morgan Stanley informed the Board that Viterra was not willing to increase its valuation. Following a review of the merits of the proposals made by each of Viterra and Company 1, the Board reaffirmed its decision to proceed with Viterra and authorized management to enter into a non-binding indication of interest with Viterra granting it exclusivity for a period of 45 days. During the following days, representatives of Dakota Growers and Viterra discussed the terms of the exclusivity that was to be granted to Viterra.

        On January 22, 2010, Viterra submitted a revised non-binding indication of interest (the "LOI") to acquire all of the stock of Dakota Growers for cash in a transaction representing a total enterprise value of $240 million, which the Board equated with an implied price of approximately $18.14 per Common Share (assuming (i) net debt of $20.2 million, (ii) no consideration was paid for the Series D Shares and (iii) no adjustments were made to the aggregate consideration for cash generated by the business or transaction or employee-related expenses). The LOI also provided for a 45-day exclusivity period for Viterra to complete its due diligence and for the parties to negotiate definitive transaction agreements. During the exclusivity period, Dakota Growers agreed not to solicit, initiate or encourage submission of, or enter into negotiations with respect to, proposals by third parties relating to the acquisition of Dakota Growers. The LOI noted that any transaction was subject to, among other things, the satisfactory completion of due diligence by Viterra and approval of the transaction by the board of directors of Viterra and the Board. The Company executed the LOI on January 22, 2010. Subsequently, Mr. Dalrymple informed the chairman of Company 1 that Dakota Growers would not be able to proceed at that time with a transaction involving Company 1.

        On January 25, 2010, Mr. Muirhead had a telephone conversation with representatives of Morgan Stanley to discuss the structure of the proposed transaction. Mr. Muirhead stated that it was Viterra's preference that the transaction be structured as a two-step transaction consisting of a tender offer for all of the Common Shares and Series D Shares followed by a merger in which a subsidiary of Viterra would be merged into Dakota Growers and the holders of Common Shares and Series D Shares would receive the same consideration as was paid in the tender offer. Mr. Muirhead also stated that Viterra would require that Dakota Growers' two major shareholders, La Bella and MVC, as well as all of its directors and executive officers, enter into support agreements agreeing to tender their shares in the tender offer and to otherwise support the transaction.

        On January 27, 2010, Dakota Growers provided Viterra and its representatives with access to certain additional diligence materials via an electronic data room. From January 27, 2010 through early March 2010, Viterra continued to conduct final stage due diligence on Dakota Growers, including site tours of Dakota Growers' Carrington, North Dakota and New Hope, Minnesota facilities between February 9, 2010 and February 11, 2010 and management meetings.

        On February 3, 2010, representatives of Kirkland & Ellis provided Viterra and representatives of Sidley Austin LLP ("Sidley Austin"), Viterra's legal counsel, with an initial draft of the merger agreement relating to the proposed transaction. The draft merger agreement contained, among other provisions, a "go-shop" provision allowing the Board to actively solicit competing bids for the acquisition of Dakota Growers for a specified period of time following the execution of the merger agreement. The draft agreement also contemplated that La Bella and MVC (but not Dakota Growers' directors and executive officers) would enter into support agreements.

        On February 5, 2010, Mr. Muirhead had a telephone conversation with representatives of Morgan Stanley to discuss the "go shop" provision and stated that Viterra was unwilling to proceed with a transaction that included a "go shop" provision.

        On February 16, 2010, Sidley Austin delivered a revised draft of the merger agreement containing Viterra's comments to Kirkland & Ellis. The revised draft noted that Viterra itself would not be a party to the agreement but Agricore would be, eliminated the "go shop" provision and proposed a termination fee of $9.0 million to be paid by Dakota Growers if the merger agreement were terminated under certain circumstances in connection with a competing acquisition proposal for Dakota Growers. The revised draft merger agreement also provided for support agreements to be executed by all of the directors and executive officers of Dakota Growers, in addition to La Bella and MVC.

        On February 17, 2010, the Board held a regularly scheduled meeting during which it discussed the proposed transaction with Viterra, including certain significant issues raised by Viterra's comments on the draft merger agreement.

        On February 23, 2010, representatives of Sidley Austin and Kirkland & Ellis held a conference call to discuss the merger agreement. Among the issues discussed on the call, representatives of Kirkland & Ellis stated that Dakota Growers would want Viterra to enter into a separate guarantee of the obligations of the Viterra subsidiaries that would be executing the merger agreement. Representatives of Kirkland & Ellis also stated the Board was still interested in including a "go shop" provision in the merger agreement and proposed that the termination fee be $5.0 million. In addition, representatives of Kirkland noted that, although La Bella and MVC were willing to enter into support agreements, the directors and executive officers of Dakota Growers had not agreed to enter into such an agreement.

        On February 24, 2010, Mr. Muirhead had a telephone conversation with representatives of Morgan Stanley. Mr. Muirhead reiterated Viterra's unwillingness to proceed with the transaction if the merger agreement included a "go shop" provision. Representatives of Morgan Stanley indicated that the Board would consider foregoing the "go shop" provision if the termination fee was in the range proposed by Dakota Growers. Mr. Muirhead indicated that Viterra would consider a reduction in the termination fee. Mr. Muirhead also indicated that Viterra would need to be comfortable with the form of the support agreements to be executed by La Bella and MVC, and that it would want Messrs. Dodd and Irion to also execute support agreements. In response to Viterra's position, Dakota Growers ultimately agreed to the deletion of the "go-shop" provision. On the same day, Sidley Austin provided Kirkland & Ellis with an initial draft of the form of tender and support agreement to be entered into by La Bella, MVC and Messrs. Dodd and Irion, pursuant to which they would each agree to tender their shares in the Offer and otherwise support the transaction.

        During the following weeks, representatives of Dakota Growers and Viterra continued to negotiate the terms of the proposed transaction and the related documents. In the course of this work, it was agreed that the Series D Offer Price would be set at $0.10 per share.

        On March 4, 2010, Mr. Muirhead had a telephone conference with representatives of Morgan Stanley with respect to the termination fee in which he indicated that Viterra would be willing to agree to a termination fee of $6.0 million if the definitive merger agreement and the tender and support agreements were in satisfactory form.

        Between March 5, 2010 and March 9, 2010, representatives of Morgan Stanley, Dakota Growers and Viterra also exchanged their respective calculations (based on the enterprise value of Viterra's proposal included in the LOI) of the per share price to be paid for each Common Share in the tender offer and the merger. Assuming net debt of $20.2 million and adjusting the valuation of Dakota Growers positively for an agreed upon amount representing the business' anticipated cash flow through the closing of the Offer and negatively for (i) certain employee bonuses, (ii) Dakota Growers' anticipated transaction expenses and (iii) the consideration proposed to be paid for the Series D Shares, the parties ultimately agreed on March 9 on a Common Offer Price of $18.28 per Common Share. In addition, during this period, representatives of Morgan Stanley, Dakota Growers and Viterra exchanged drafts of the transaction agreements and held numerous telephone conferences to negotiate the terms of the transactions and the various agreements, including in the case of MVC's tender and support agreement, with the participation of counsel for MVC. During the course of these negotiations, among other things, Viterra ultimately agreed to a termination fee of $5.0 million.

        On March 9, 2010, the Board held a special meeting with representatives of Kirkland & Ellis and Morgan Stanley. Representatives of Kirkland & Ellis reviewed the fiduciary duties of the Board and the structure and proposed terms of the merger agreement and other transaction documents, including the Viterra guarantee and the tender and support agreements being executed by La Bella, MVC and Messrs. Dodd and Irion, and discussed various related matters. Representatives of Morgan Stanley reviewed with the Board the financial terms of the proposed transaction. In connection with the deliberation by the Board, representatives of Morgan Stanley rendered to the Board its oral opinion (subsequently confirmed in writing), as described under "Opinion of the Company's Financial Advisor" below, that, based upon the qualifications, limitations and assumptions set forth in its opinion, as of the date of its opinion, the consideration to be received by the holders of Common Shares pursuant to the merger agreement was fair from a financial point of view to such shareholders. Following these discussions, and discussions among the members of the Board, management and Dakota Growers' advisors, including consideration of the factors described under "Reasons for the Recommendation" below and based on an assumed final Common Offer Price of $18.28 per Common Share, the Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Dakota Growers' shareholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, (iii) recommended that the holders of Company Shares accept the Offer and tender their Company Shares to the Purchaser pursuant to the Offer and, if required by applicable law, holders of Common Shares adopt the Merger Agreement in accordance with the provisions of applicable law and (iv) approved an amendment to the Rights Agreement to provide that the Rights Agreement is inapplicable to the Offer and the Merger.

        Throughout the day on March 9, 2010, representatives of Sidley Austin and Kirkland & Ellis had several telephone conferences to finalize the transaction documents.

        On March 10, 2010, the Merger Agreement, the Offer and the transactions contemplated thereby were unanimously approved by the board of directors of Viterra at a regular meeting of the board of directors. The Merger Agreement, each Tender and Support Agreement, the Guarantee and the amendment to the Rights Agreement were then executed by the appropriate parties. Early in the afternoon of March 10, Viterra and Dakota Growers issued a joint press release, and Dakota Growers issued a local press release, announcing the execution of the Merger Agreement.

        On March 23, 2010, the Offer was commenced in accordance with the Merger Agreement.

        (c)   Reasons for the Recommendation

        In reaching its decision to approve the Merger Agreement and recommend that the holders of the Company Shares accept the Offer and tender their Company Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement, the Board consulted with the Company's senior management and its legal and financial advisors and considered a variety of factors and potential benefits and risks, including the following material factors:

        Offer for all of Dakota Growers; Certainty of Consideration and Payment:    The Board considered that the Offer provided all shareholders an opportunity to cash-out their entire investment in the Company and that, to date, the Company Shares have largely been an illiquid investment, presenting shareholders with limited opportunities to capture the value of their investment. The Board further considered the fact that the Offer is an all cash tender offer and, therefore, the value of the consideration that the Company's shareholders will receive in the Offer and Merger is fixed and certain. The Board also considered the size and financial position of Viterra and its ability to pay the Common Offer Price and the Series D Offer Price without the need for any financing contingency.

        The Company's Operating and Financial Condition; Prospects of the Company:    The Board considered the current and historical financial condition, results of operations and business of the Company, as well as its near and long-term prospects and strategic objectives as an independent company, including the execution risks and uncertainties in achieving those prospects and objectives. The Board also considered that the Company's future growth would require significant investment and financial flexibility. The Board further considered the impact of economic market trends, both generally and in the pasta industry, as well as general market risks that could adversely affect the Company's financial condition and results of operations. The Board also considered the extremely competitive environment in which the Company operates and the pressure that this competitive environment can put on the Company's profitability and its ability to maintain market shares.

        Available Alternatives:    The Board considered the possible alternatives available to the Company, including alternative acquisition candidates and remaining as a stand-alone entity, the range of potential benefits to the Company's shareholders of these alternatives and the timing and likelihood of completing such alternatives or realizing the potential benefits related to such alternatives. The Board determined that none of these alternatives was reasonably likely to present superior opportunities to create greater value for the Company's shareholders, taking into account the risks of execution as well as business, competitive, industry and market risks. The Board considered a potential transaction with Company 1 and the risks associated with successfully completing that transaction. The Board also considered the ability of other bidders to make, and the likelihood that other bidders would make, a proposal to acquire the Company for greater consideration than the Common Offer Price and the Series D Offer Price.

        Opinion of Financial Advisor:    The Board considered the oral opinion of Morgan Stanley to the Board, which opinion was subsequently confirmed in writing on March 10, 2010, that, as of such date, and based upon and subject to the various assumptions, considerations, qualifications and limitations set forth in the written opinion, the consideration to be received by the holders of Common Shares pursuant to the merger agreement was fair from a financial point of view to such holders. Morgan Stanley's opinion is more fully described in Item 4(e) "Opinion of Morgan Stanley & Co. Incorporated" of this Schedule 14D-9.

        Terms of the Merger Agreement:    The Board considered the terms of the Merger Agreement, including the following:

  •
  Cash Tender Offer:  The Merger Agreement provides for a prompt cash tender offer at a set value for all of the Company Shares followed by a merger for the same consideration, thereby enabling the Company's shareholders, at the earliest possible time, to obtain payment in exchange for their shares.

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  No Financing Condition:  The obligations of Agricore and Purchaser under the Offer are not subject to any financing condition. In addition, Agricore and Purchaser represented in the Merger Agreement that they have and will have sufficient funds to complete the Offer and the Merger. The Board also considered Viterra's financial strength and its guarantee of Agricore's obligations under the Merger Agreement.

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  Change of Recommendation:  The provisions of the Merger Agreement that allow the Board, under certain specified circumstances, to change its recommendation that the holders of Company Shares accept the Offer and tender their Company Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

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  Ability to Respond to Unsolicited Acquisition Proposals:  The provisions of the Merger Agreement that allow the Board, under certain specified circumstances, to furnish information to and participate in discussions or negotiations with third parties who have made unsolicited acquisition proposals that may be more beneficial to the Company's shareholders than the Offer and the Merger.

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  Ability to Terminate:  The provisions of the Merger Agreement that provide the Board with the ability to terminate the Merger Agreement in order to accept a superior proposal (subject to providing Agricore with at least five business days' notice, negotiating with Agricore in good faith and paying Agricore a $5.0 million termination fee).

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  Conditions to Consummation; Likelihood of Closing:  The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement and that the obligations of Purchaser to purchase Company Shares in the Offer and of Agricore and Purchaser to close the Merger are subject to limited conditions.

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  Top-Up Option:  The Board considered that Purchaser had been granted a "top-up option" to purchase from the Company, following consummation of the Offer, at a price per share equal to the Common Offer Price, a number of additional Common Shares sufficient to cause Purchaser to own one Common Share more than 90% of the Common Shares then outstanding (on a fully diluted basis), and that this could permit the parties to consummate the Merger more quickly as a short form merger under North Dakota law.

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  Regulatory Approvals:  The regulatory approvals required to complete the Merger include only the expiration or termination of any waiting period or extensions thereof under the HSR Act, and the expectation of the Company's management that the Offer and Merger would be approved by the requisite authorities.

        Termination Fee:    The termination fee of $5.0 million that could become payable pursuant to the Merger Agreement under certain circumstances, including if the Company terminates the Merger Agreement to enter into an agreement relating to a superior proposal or if Agricore terminates the Merger Agreement because the Board changes its recommendation with respect to the Offer and the Merger. The Board considered that these provisions could have the effect of deterring third parties who might be interested in exploring an acquisition of the Company, but the Board determined that the size of the termination fee was comparable to termination fees agreed to in comparable transactions, was reasonable and would not likely deter any competing bids. In addition, the Board considered that the provisions of the Merger Agreement relating to the termination fee and non-solicitation of acquisition proposals were required by Viterra as a condition to entering into the Merger Agreement and that the termination fee would not likely be required to be paid unless the Company entered into, or intended to enter into, a definitive agreement with respect to a superior proposal.

        Commitment to the Region:    The Board considered that Viterra intends to continue sourcing durum wheat from farmers in the region and will look to fulfill its milling requirements by accessing grain in close proximity to the Company's operations. The Board further considered that having the Company be part of Viterra would provide the Company's employees with a stable, well-established partner and with opportunities to participate in the future growth and success of Viterra.

        Support Agreements:    The Board considered the fact that the Company's largest shareholders, MVC and La Bella, as well as Messrs. Dodd and Irion, were willing to (i) enter into tender and support agreements and (ii) agree to tender their shares into the Offer and, if necessary, vote for the Merger.

        Appraisal Rights:    The Board considered the availability of appraisal rights with respect to the Merger for shareholders who properly exercise such rights under North Dakota law, which would give these shareholders the ability to ultimately seek and be paid a judicially determined appraisal of the "fair value" of their Company Shares.

        Potential Risks:    The Board considered potential risks to the transactions contemplated in the Merger Agreement, including the following:

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  The risk that the Offer and the Merger might not be completed in a timely manner or at all, including the risk that required regulatory approvals from various governmental authorities may not be obtained.

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  The restrictions imposed in the Merger Agreement on the conduct of the Company's business prior to consummation of the Offer.

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  The risk that the announcement of the proposed transaction or the consummation of the Offer or the Merger could adversely affect the Company's relationships with its customers and suppliers due to uncertainty surrounding the future status and direction of the Company.

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  The possibility of management and employee disruption associated with the Offer and the Merger.

        Additional Considerations:    The Board considered other factors related to the transactions contemplated in the Merger Agreement, including the following:

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  The fact that the all-cash consideration in the transaction will generally be taxable for U.S. federal income tax purposes.

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  That shareholders will not have a continuing equity interest in the Company following the proposed transactions and therefore would not participate in any potential future growth or earnings or any potential future transactions that might occur at a later time if the Company remained an independent company.

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  The challenges inherent in the combination of two businesses of the size and scope of the Company and Viterra and the successful track record of the management teams of each of the Company and Viterra in realizing cost synergies and integrating prior acquisitions.

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  The interests of the Company's directors and executive officers in the Merger (see Item 3 (a) "Arrangements with Directors, Executive Officers and Affiliates of the Company" of this Schedule 14D-9).

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  The fact that the support agreements entered into by certain of the Company's major shareholders may have the effect of discouraging third parties from making superior proposals to acquire the Company.

        The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but, we believe, includes all material factors considered by the Board. In view of the wide variety of factors considered and the complexity of these matters, the Board did not assign relative weights to the above factors or the other factors considered by it. In addition, the Board did not reach any specific conclusion on each factor considered, but conducted an overall analysis of these factors. Individual members of the Board may have given different weights to different factors.

        Based on the factors outlined above, the Board unanimously approved the Merger Agreement and the transactions contemplated in the Merger Agreement and recommended that the Company's shareholders accept the Offer and tender their Company Shares pursuant to the Offer.

        (d)   Opinion of the Company's Financial Advisor

Opinion of Morgan Stanley & Co. Incorporated

        Morgan Stanley was engaged by the Company to provide it with financial advisory services in connection with the potential sale of the Company. At the meeting of the Board on March 9, 2010, Morgan Stanley rendered its oral opinion, subsequently confirmed in a written opinion dated March 10, 2010, that, as of such date, and based upon and subject to the various assumptions, considerations, qualifications and limitations set forth in the written opinion, the consideration to be received by the holders of Common Shares validly tendered in the Offer and not validly withdrawn or to be received in the Merger was fair from a financial point of view to such holders.

        The full text of the written opinion of Morgan Stanley (the "Fairness Opinion"), dated March 10, 2010, which sets forth among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering the Fairness Opinion, is attached hereto as Annex B. Stockholders are urged to, and should, read the opinion carefully and in its entirety. The Fairness Opinion is directed to the Board and addresses only the fairness, from a financial point of view, of the consideration to be received by the holders of Common Shares validly tendered in the Offer and not validly withdrawn or to be received in the Merger, as of the date of the Fairness Opinion. The Fairness Opinion does not address any other aspect of the transactions contemplated by the Merger Agreement and does not constitute a recommendation to any holder of Common Shares as to whether to tender such shares in the Offer, or as to how to vote at any shareholders meeting held in connection with the Merger. The summary of the Fairness Opinion set forth in this Schedule 14d-9 is qualified in its entirety by reference to the full text of the opinion.

        In connection with rendering its opinion, among other things, Morgan Stanley:

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  Reviewed certain publicly available financial statements and other business and financial information of the Company;

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  Reviewed certain internal financial statements and other financial and operating data concerning the Company;

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  Reviewed certain financial projections prepared by the management of the Company (discussed in Item 8(f) of this Schedule 14D-9);

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  Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

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  Compared the financial performance of the Company with that of certain other publicly-traded companies comparable with the Company;

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  Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

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  Participated in certain discussions and negotiations among representatives of the Company and Viterra and their financial and legal advisors;

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  Reviewed the Merger Agreement and certain related documents; and

  •
  Performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

        In rendering the Fairness Opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company for the purposes of the Fairness Opinion, and which formed a substantial basis for the Fairness Opinion. With respect to the financial projections (discussed in Item 8(f) of this Schedule 14D-9), Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company.

        In addition, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. Morgan Stanley did not express an opinion with respect to the fairness of the consideration to be received by the holders of the Series D Shares or the relative fairness of the consideration to be received by the holders of the Common Shares and Series D Shares. Morgan Stanley also expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Common Shares in the transactions contemplated in the Merger Agreement. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was it furnished with any such appraisals.

        Morgan Stanley's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it, as of March 10, 2010. Events occurring after March 10, 2010 may affect Morgan Stanley's opinion and the assumptions used in preparing it. Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

        In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company.

        The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of the Fairness Opinion. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

        PEER GROUP COMPARISON.    Morgan Stanley compared certain financial information of the Company with publicly-available information for peer group companies that operate in and are exposed to similar lines of business as the Company, namely companies in the small cap consumer goods manufacturing, marketing, and distribution business. The peer group included:

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  American Italian Pasta Company

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  B&G Foods, Inc

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  Diamond Foods, Inc

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  The Hain Celestial Group, Inc

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  J&J Snack Foods Corp

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  Lance, Inc

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  Peet's Coffee and Tea, Inc

        For this analysis, Morgan Stanley analyzed the following statistics for each of these companies, as of March 5, 2010 and based on estimates for the peer group companies provided by I/B/E/S and public filings:

  •
  the ratio of aggregate value, defined as market capitalization plus total debt plus minority interests less cash and cash equivalents ("Aggregate Value" or "AV"), to estimated calendar year 2010 earnings before interest, taxes and depreciation ("EBITDA"); and

  •
  the ratio of price to estimated calendar year 2010 earnings.

        Based on the analysis of the relevant metrics for each of the comparable companies, Morgan Stanley selected a representative range of financial multiples of the comparable companies and applied this range of multiples to the relevant the Company 2010 financial statistic. For purposes of 2010 estimated EBITDA and earnings, Morgan Stanley utilized financial forecasts prepared by the management of the Company, based on two different scenarios. The first scenario was based on the Company's projected 2010 financial results ("Base Case"). The second scenario adjusted the Company's projected 2010 financial results by applying an historical average gross margin to 2010 projected revenue ("Normalized Margin Case"). Based on the Company's current outstanding shares and options, Morgan Stanley estimated the implied value per Common Share as of March 5, 2010 as follows:

	Dakota Growers Financial Statistic	Comparable Company Multiple Range	Implied Value Per Common Share
Aggregate Value to Estimated Calendar 2010 EBITDA
Base Case	$42.3MM	5.0x - 6.0x	$16 - $20
Normalized Margin Case	$29.2MM	6.0x - 7.5x	$13 - $17
Equity Value to Estimated Calendar 2010 Earnings
Base Case	$1.81	10.0x - 11.5x	$18 - $21
Normalized Margin Case	$1.34	12.0x - 14.0x	$16 - $19

        No company in the peer group comparison analysis is identical to the Company. In evaluating the peer group, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using peer group data.

        ANALYSIS OF SELECTED PRECEDENT TRANSACTIONS.    Using publicly available information, Morgan Stanley reviewed the terms of selected precedent transactions in which the targets were companies or divisions that operate in and/or were exposed to similar lines of business as the Company.

        Morgan Stanley reviewed the price paid and calculated the ratio of aggregate value to LTM Revenue (based on publicly available information), of eight selected transactions in the private label consumer goods sector since 2000 (listed below). Based on its analysis of these transactions, Morgan Stanley selected a representative range of financial multiples implied by the precedent transactions and applied this range of multiples to the relevant Dakota Growers financial statistic, based on two scenarios to imply a value per Common Share. The first scenario was based on the Company's actual LTM revenue ("Base Case"). The second scenario adjusted the Company's LTM revenue ("Normalized Case").

        For this analysis Morgan Stanley reviewed the following transactions:

Acquiror	Target	Announcement Date
TreeHouse Foods, Inc	Sturm Foods, Inc	December 20, 2009
TreeHouse Foods, Inc	E.D. Smith Income Fund	June 24, 2007
Ralcorp Holdings, Inc	Bloomfield Bakers	March 5, 2007
Ralcorp Holdings, Inc	Cottage Bakery, Inc	October 18, 2006
TreeHouse Foods, Inc	Nature's Goodness	March 1, 2006
Cott Beverages, Ltd	Macaw Holdings, Ltd	August 10, 2005
Ralcorp Holdings, Inc	Bakery Chef, L.L.C.	November 12, 2003
Ralcorp Holdings, Inc	The Red Wing Co, Inc	June 16, 2000

        The following table summarizes Morgan Stanley's analysis:

	Dakota Growers Financial Statistic	Comparable Company Multiple Range	Implied Value Per Common Share
Aggregate Value to LTM Revenue
Base Case	$263.5MM	0.7x - 1.2x	$14 - $25
Normalized Case	$240.0MM	0.7x - 1.2x	$12 - $23

        Morgan Stanley also noted that the 2007 recapitalization and share buyback for the Company was effected at a price of $10.00 per Common Share.

        No company or transaction utilized as a comparison in the selected precedent transactions analysis is identical to the Company or the transactions contemplated by the Merger Agreement. In evaluating the transactions listed above, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable transaction data.

        DISCOUNTED CASH FLOW ANALYSIS.    Morgan Stanley performed a discounted cash flow analysis, which is an analysis of the present value of projected unlevered free cash flows using terminal year Aggregate Value to EBITDA multiples based on projected EBITDA. Morgan Stanley analyzed the Company's business using publicly-available information, information obtained from discussions with the Company's management and certain financial forecasts prepared by the Company's management for fiscal years 2010 through 2015, based on two different scenarios. The first scenario contemplated that the Company's projected 2010 gross margin would be maintained throughout the forecast period ("Base Case"). The second scenario contemplated that the Company's gross margin would revert within two years to an historical average gross margin which would then be maintained throughout the forecast period ("Normalized Margin Case"). The terminal value was calculated by applying terminal multiples ranging from 5.0x to 6.0x to fiscal year 2015 EBITDA, as estimated by the Company's management. For purposes of this analysis, Morgan Stanley calculated the Company's discounted unlevered free cash flow value using discount rates ranging from 10.0% to 12.0%. The range of discount rates was selected based upon an analysis of the Company's weighted average cost of capital and on the experience and judgment of Morgan Stanley. The discounted cash flow analysis implied a range of $18 per share to $21 per Common Share in the Base Case and a range of $12 per share to $14 per Common Share in the Normalized Margin Case.

        LEVERAGED BUYOUT ANALYSIS:    Morgan Stanley performed an illustrative leveraged buyout analysis to estimate the theoretical purchase price that a financial buyer could pay in an acquisition of the Company. Morgan Stanley took into account the potential pro forma capital structure of the Company that might result from financing such acquisition under customary market terms, assuming that such financial buyer would attempt to realize a return on its investment in calendar year 2015 (discussed in Item 8(f) of this Schedule 14D-9). Estimated financial data for the Company was based on certain financial forecasts prepared by the Company's management for fiscal years 2010 through 2015. Estimated exit values for the Company were calculated by applying an exit value multiple of 5.5x to fiscal year 2015 EBITDA, as estimated by the Company's management. Morgan Stanley then derived a range of theoretical purchase prices based on an assumed required internal rate of return for a financial buyer of between 20% and 30%. This analysis implied a range of $14 per Common Share to

$17 per Common Share in the Base Case and a range of $9 per Common Share to $12 per Common Share in the Normalized Margin Case.

        In connection with the review of the transaction by the Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of the Company.

        In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of Morgan Stanley's analysis of the fairness from a financial point of view of the consideration to be received by the holders of Common Shares validly tendered in the Offer and not validly withdrawn or to be received in the Merger pursuant to the Merger Agreement, and were conducted in connection with the delivery of the Fairness Opinion to the Board. These analyses do not purport to be appraisals or to reflect the prices at which shares of Common Shares might actually trade. The consideration to be received by the holders of Common Shares and other terms of the Merger Agreement were determined through arm's-length negotiations between the Company and Viterra and were approved by the Board. Morgan Stanley provided advice to the Company during such negotiations; however, Morgan Stanley did not recommend any specific consideration to the Company or that any specific consideration constituted the only appropriate consideration for the transactions proposed in the Merger Agreement, including the Offer and the Merger. In addition, as described above, the Fairness Opinion and presentation to the Board were one of many factors taken into consideration by the Board in making their decision to approve the Merger Agreement. Consequently, the Morgan Stanley analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the Common Offer Price or the value of the Company, or of whether the Board would have been willing to agree to a different consideration. The Fairness Opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

        The Board retained Morgan Stanley based upon Morgan Stanley's qualifications, experience and expertise and its knowledge of the business affairs of the Company. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

        (e)   Intent to Tender

        To the Company's knowledge, after making reasonable inquiry, each of the Company's directors and executive officers currently intends to tender or cause to be tendered for purchase pursuant to the Offer any Company Shares owned of record or beneficially by such director or executive officer.

        As discussed in Item 3(a), certain of the Company's directors and executive officers have entered into the Support Agreements, pursuant to which such persons have each agreed, among other things, to tender their Company Shares within ten business days from the commencement of the Offer. The foregoing summary of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Support Agreements. The Support Agreements are filed as Exhibits (e)(4) through (e)(7) hereto and are incorporated herein by reference.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used

        Except as set forth below, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.

        Morgan Stanley & Company Incorporated.    The Board selected Morgan Stanley as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to a letter agreement dated February 23, 2010, the Company engaged Morgan Stanley as its exclusive financial advisor in connection with a possible sale, business combination, merger or similar transaction involving the Company. Pursuant to the letter agreement, Morgan Stanley is entitled to receive $2 million for its services, a substantial portion of which is contingent on consummation of a transaction. The Company has also agreed to reimburse Morgan Stanley for its expenses, including attorney's fees and disbursements and to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities under the federal securities laws and expenses relating to or arising out of Morgan Stanley's engagement.

Item 6.    Interest in Securities of the Subject Company

        No transactions in the Company Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, any current executive officer, director, affiliate or subsidiary of the Company.

Item 7.    Purposes of the Transaction and Plans or Proposals

        The Company is not engaged in any negotiations in response to the Offer that relate to (a) a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company or (d) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. There are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this paragraph.

Item 8.    Additional Information to be Furnished

        (a)   Rights Agreement

        In connection with approval of the Merger Agreement, the Company and Wells Fargo entered into an Amendment to the Second Amended and Restated Rights Agreement (the "Rights Agreement"),

dated as of April 26, 2002, by and between the Company and Wells Fargo Bank, N.A., as rights agent (the "Amendment"). The Amendment renders the Rights Agreement inapplicable to Agricore and Purchaser (in connection with the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the Support Agreements), the Merger, the Offer and the Merger Agreement and Support Agreements. The Amendment also provides that the Rights Agreement will terminate at the effective time of the Merger. The foregoing description of the Amendment is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Amendment, a copy of which is filed as Exhibit (e)(8) hereto and incorporated herein by reference.

        (b)   Appraisal Rights

        No dissenters' rights are available to the Company shareholders in connection with the Offer. However, if the Merger is completed, a shareholder of the Company who has not tendered his or her Company Shares in the Offer or voted in favor of the Merger or consented thereto in writing will have rights under Sections 10-19.1-87 and 10-19.1-88 of the North Dakota Act to dissent from the Merger and demand appraisal of, and obtain payment in cash for the "fair value" of, that shareholder's Company Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the effective time of the Merger) required to be paid in cash to dissenting shareholders of the Company for their Company Shares. If the Company calls a meeting of shareholders for the purpose of considering and adopting the Merger Agreement, a shareholder must file with the Company before the vote on the proposed Merger a written notice of intent to demand fair value of the Company Shares owned by such shareholder and such shareholder may not vote his or her Common Shares in favor of the proposed action, as provided under Sections 10-19.1-87 and 10-19.1-88 of the North Dakota Act. Any such judicial determination of the fair value of the Company Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than, or in addition to, the merger consideration and the market value of the Company Shares, including asset values and the investment value of the Company Shares.

        The value so determined could be more or less than, or the same as, the Common Offer Price or the Series D Offer Price, as applicable, or the merger consideration. If any Company shareholder who demands appraisal under Section 10-19.1-88 of the North Dakota Act fails to perfect or loses his or her right to appraisal and payment under the North Dakota Act, that holder's Company Shares will thereupon be deemed to have been converted as of the effective time of the Merger into the right to receive the merger consideration, without any interest thereon, in accordance with the Merger Agreement.

        The preservation and exercise of appraisal rights requires strict adherence to the applicable provisions of the North Dakota Act. Failure to fully and precisely follow the steps required by Section 10-19.1-88 of the North Dakota Act for the perfection of dissenters' rights will result in the loss of those rights. The foregoing summary of the rights of dissenting shareholders under the North Dakota Act is not a complete statement of the procedures to be followed by shareholders desiring to exercise any appraisal rights available under the North Dakota Act and is qualified in its entirety by reference to the North Dakota Act.

        Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to shareholders if the Merger is completed. Shareholders who may be entitled to dissenters' rights in connection with the Merger will receive additional information concerning dissenters' rights and the procedures to be followed in connection therewith before such shareholders have to take any action relating thereto. If the Company calls a meeting of shareholders for the purpose of considering and adopting the Merger Agreement, information concerning dissenters' rights will be included with the notice of the meeting, as required by the North Dakota Act.

        (c)   Regulatory Matters

        Antitrust Matters.    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain transactions may not be completed unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the "DOJ") and the FTC and certain waiting period requirements have been satisfied. The purchase of Company Shares pursuant to the Offer is subject to such requirements.

        Viterra and the Company intend to file a Premerger Notification and Report Form under the HSR Act with respect to the Offer with the DOJ and the FTC on March 24, 2010. The waiting period applicable to the purchase of the Company Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, April 8, 2010 (being the 15th calendar day from the time of filing), unless earlier terminated by the FTC or the DOJ. However, before such time, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Agricore. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten calendar days after Agricore's substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or agreement of the Company, Agricore, Purchaser and the DOJ or the FTC, as applicable. Agricore and Purchaser intend to make a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early or that the DOJ or the FTC will not extend the waiting period by requesting additional information or documentary material relevant to the Offer from Agricore.

        (d)   Top-Up Option

        The summary of the "top-up option" in Section 11 of the Offer to Purchase is incorporated herein by reference.

        (e)   Short-Form Merger

        Section 10-19.1-100 of the North Dakota Act provides generally that, if a parent corporation owns at least 90% of the outstanding shares of each class of voting securities of a subsidiary corporation, the parent corporation may merge into the subsidiary corporation by a plan of merger adopted by the board of directors of the parent corporation and the appropriate filings with the secretary of state of the State of North Dakota, without the approval of the shareholders of the subsidiary corporation. In accordance with the North Dakota Act, if Purchaser acquires at least 90% of the outstanding Common Shares, Purchaser will be able to effect the Merger without a vote of the Board or other shareholders of the Common Shares. Following the acceptance of and payment for the Common Shares in the Offer by Purchaser, Purchaser may exercise the "top-up option", and will as a result own at least one share more than 90% of the Common Shares on a fully diluted basis, and will then be able to effect the Merger immediately without a shareholder vote approving the Merger.

        (f)    Projected Financial Information

        The Company's senior management does not as a matter of course make public projections as to future performance or earnings beyond the current fiscal year and is especially reluctant to make projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. The Company provided Viterra with the Company's budget for the current fiscal year ending July 31, 2010 (the "2010 Budget"), which included projections as to future performance and earnings during such period. In addition, the Company provided the Board and Morgan Stanley with financial forecasts prepared by senior management for the current fiscal year ending July 31, 2010 and the following four fiscal years (the "Five Year Financial Forecasts"), which the Board and Morgan Stanley utilized in connection with their consideration of the Offer and the Merger, and accordingly we have included the material portions of the Five Year Financial Forecasts in this Schedule 14D-9 to provide our shareholders access to this information. The inclusion of this information should not be regarded as an indication that the Board, Morgan Stanley, or any other recipient of this information considered, or now considers, it to be a reliable prediction of future results.

        The 2010 Budget and the Five Year Financial Forecasts reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions, as well as matters specific to the Company's business. Many of these matters are beyond the Company's control and the continuing turmoil in general economic conditions create significant uncertainty around projections used in preparing the 2010 Budget and the Five Year Financial Forecasts. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. In addition, since the Five Year Financial Forecasts cover multiple years, such information by its nature becomes less reliable with each successive year. The Five Year Financial Forecasts were prepared solely for internal use and for the use of the Board and Morgan Stanley in connection with the potential transaction and not with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company's independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained therein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. Furthermore, the 2010 Budget and the Five Year Financial Forecasts did not take into account any circumstances or events occurring after October 15, 2009 and March 6, 2010, respectively, the date as of which the 2010 Budget and the Five Year Financial Forecasts were prepared, respectively.

        The Company has made publicly available its actual results of operations for the quarter ended January 31, 2010. You should review the Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 2010 to obtain this information. Readers of this Schedule 14D-9 are strongly cautioned not to place undue reliance on the projections set forth below. No one has made or makes any representation to any shareholder regarding the information included in these projections.

        The inclusion of projections herein should not be regarded as an indication that such projections will be an accurate prediction of future events, and they should not be relied on as such. Except as required by applicable securities laws, the Company undertakes no obligation to update, or otherwise revise the material projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error.

2010 Budget
($MM)

FY10
Net Revenue	239.2
EBITDA*	42.2

*
Projected EBITDA for the fiscal year ending July 31, 2010 represents (i) $21.4 of net income, plus (ii) $13.1 of income taxes, plus (iii) $6.8 million of depreciation and amortization expenses, plus (iv) $0.9 of interest expense. All amounts in the preceding sentence are in millions.

Five Year Financial Forecasts

Base Case
($MM)

	2010	2011	2012	2013	2014
Net Revenues	239.2	241.6	244.0	246.4	248.9
EBITDA**	42.2	42.3	42.7	43.2	43.6

**
Projected EBITDA for the fiscal years ending July 31, 2010 - 2014 represents (i) net income of $21.4, $21.8, $22.2, $22.6 and $23.1, respectively, plus (ii) income taxes of $13.1, $13.4, $13.6, $13.9 and $14.2, respectively, plus (iii) depreciation and amortization expenses of $6.8, $6.9, $7.0, $7.1 and $7.1, respectively, plus (iv) interest expense of $0.9, $0.2, ($0.1), ($0.4) and ($0.8), respectively. All amounts in the preceding sentence are in millions.

Normalized Margin Case
($MM)

	2010	2011	2012	2013	2014
Net revenues	239.2	241.6	244.0	246.4	248.9
EBITDA***	42.2	35.9	29.7	30.0	30.3

***
Projected EBITDA for the fiscal years ending July 31, 2010 - 2014 represents (i) net income of $21.4, $17.8, $14.1, $14.4 and $14.7, respectively, plus (ii) income taxes of $13.1, $10.9, $8.6, $8.8 and $9.0, respectively, plus (iii) depreciation and amortization expenses of $6.8, $6.9, $7.0, $7.1 and $7.1, respectively, plus (iv) interest expense of $0.9, $0.3, $0.0, ($0.3) and ($0.5), respectively. All amounts in the preceding sentence are in millions.

        The Company uses the financial measure "EBITDA" internally to facilitate operating performance comparisons from period to period. EBITDA is a supplemental measure of the Company's performance that is not required by, or presented in accordance with, GAAP. EBITDA is not a measurement of the Company's financial performance under GAAP and should not be considered as an alternative to net income or any other performance measures derived in accordance with GAAP or as an alternative to net cash provided by operating activities or any other measure of the Company's cash flow or liquidity. EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analyzing the Company's results as reported under GAAP. However, the Company believes EBITDA may be a useful supplemental measure, in that it facilitates operating performance comparisons by backing out potential differences caused by variations in tax status, capital structures (affecting net interest income and expense), and the age and book depreciation or amortization of facilities, equipment or certain intangible assets (affecting relative depreciation and amortization expense), which may vary for different companies for reasons unrelated to operating performance.

        (g)   Section 14(f) Information Statement

        As discussed in Item 3(a), the Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser after the acceptance of the Company Shares in the Offer, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Company's shareholders as described in the Information Statement, and is incorporated herein by reference.

        (h)   Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K

        For additional information regarding the business and financial results of the Company, please see the following documents that have been filed by the Company with the SEC, each of which is incorporated herein by reference:

  •
  the Company's Annual Report on Form 10-K for the year ended July 31, 2009;

  •
  the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2010; and

  •
  the Company's Current Reports on Form 8-K filed with the SEC on March 11, 2010, January 19, 2010 and November 25, 2009.

        (i)    Forward-Looking Statements

        Information both included and incorporated by reference in this Schedule 14D-9 may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements about the Company's beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," "target," "goal," and similar expressions are intended to identify forward-looking statements. All forward-looking statements, by their nature, are subject to risks and uncertainties. The Company's actual future results may differ materially from those set forth in our forward-looking statements. The Company's ability to achieve our objectives could be adversely affected by the factors discussed in our Annual Report on Form 10-K for the year ended July 31, 2009 filed with the SEC, as well as, among others: (1) macroeconomic condition and general industry conditions such as the competitive environment; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; and (6) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period.

Item 9.    Exhibits

Exhibit No.	Description
(a)(1)	Offer to Purchase dated March 23, 2010 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Viterra Inc. on March 23, 2010).
(a)(2)
Letter of Transmittal for Common Shares (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by Viterra Inc. on March 23, 2010).
(a)(3)
Letter of Transmittal for Series D Shares (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed by Viterra Inc. on March 23, 2010).
(a)(4)
Joint Press Release of Dakota Growers Pasta Company, Inc. and Viterra Inc., dated as of March 10, 2010 (incorporated by reference to the press release under cover of the pre-commencement Schedule 14D-9 filed by the Company on March 10, 2010).
(a)(5)
Press Release of Dakota Growers Pasta Company, Inc., dated as of March 10, 2010. (incorporated by reference to the press release under cover of the pre-commencement Schedule 14D-9 filed by the Company on March 10, 2010).
(a)(6)
Letter from Timothy J. Dodd, President and Chief Executive Officer of the Company sent to all employees on March 10, 2010 (incorporated by reference to the letter under cover of the pre-commencement Schedule 14D-9 filed by the Company on March 10, 2010).
(a)(7)	Employee FAQs (incorporated by reference to the employee FAQ under cover of the pre-commencement Schedule 14D-9 filed by the Company on March 10, 2010).
(a)(8)	Producer FAQs (incorporated by reference to the Producer FAQ under cover of the pre-commencement Schedule 14D-9 filed by the Company on March 10, 2010).
(e)(1)
Agreement and Plan of Merger among Agricore United Holdings, Inc., Bluebird Acquisition Corporation and Dakota Growers Pasta Company, Inc., dated as of March 10, 2010 (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by the Company on March 11, 2010).
(e)(2)
Guarantee, by Viterra Inc., for the benefit of Dakota Growers Pasta Company, Inc., dated as of March 10, 2010 (incorporated by reference to Exhibit 2.2 of the Form 8-K filed by the Company on March 11, 2010).
(e)(3)	Confidentiality Agreement, dated as of May 20, 2009, by and between Dakota Growers Pasta Company, Inc. and Viterra.**
(e)(4)
Tender and Support Agreement, dated as of March 10, 2010, by and between La Bella Holdings LLC, Agricore United Holdings Inc. and Bluebird Acquisition Corporation (incorporated by reference to Exhibit 4 of the Schedule 13D/A filed by La Bella Holdings LLC on March 12, 2010).
(e)(5)
Tender and Support Agreement, dated as of March 10, 2010, by and between MVC Capital, Inc., Agricore United Holdings Inc. and Bluebird Acquisition Corporation (incorporated by reference to Exhibit 99.6 of the Schedule 13D/A filed by MVC Capital, Inc. on March 16, 2010).
(e)(6)	Tender and Support Agreement, dated as of March 10, 2010, by and between Timothy J. Dodd, Agricore United Holdings Inc. and Bluebird Acquisition Corporation.**

Exhibit No.	Description
(e)(7)	Tender and Support Agreement, dated as of March 10, 2010, by and between Edward O. Irion, Agricore United Holdings Inc. and Bluebird Acquisition Corporation.**
(e)(8)
Amendment to the Rights Agreement, by and between Dakota Growers Pasta Company, Inc. (f/k/a Dakota Growers Restructuring Company, Inc.) and Wells Fargo Bank, N.A. (f/k/a Wells Fargo Bank Minnesota, National Association), dated as of March 10, 2010 (incorporated by reference to Exhibit 4.1 of the Form 8-K filed by the Company on March 11, 2010).
(g)	Not applicable.
Annex A	Information Statement*
Annex B	Opinion of Morgan Stanley & Co. Incorporated, dated March 10, 2010*

*
Included with the statement mailed to the shareholders of the Company.

**
Filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2010	Dakota Growers Pasta Company, Inc.
	By:	/s/ TIMOTHY J. DODD Timothy J. Dodd President Chief Executive Officer

Annex A

Dakota Growers Pasta Company, Inc.

One Pasta Avenue
Carrington, North Dakota 58421

INFORMATION STATEMENT PURSUANT
TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN
CONNECTION WITH THIS INFORMATION STATEMENT

        This Information Statement is being mailed on or about March 23, 2010, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the "Schedule 14D-9") to holders of the Common Stock, par value $0.01 per share (the "Common Shares"), and the Series D Non-Cumulative Delivery Preferred Stock, par value $0.01 per share (the "Series D Shares" and together with the Common Shares, the "Company Shares"), in each case of Dakota Growers Pasta Company, Inc. (the "Company" or "we" or "us" or "our"). You are receiving this Information Statement in connection with the possible designation of persons by Bluebird Acquisition Corporation ("Purchaser"), a North Dakota corporation and a direct wholly-owned subsidiary of Agricore United Holdings Inc. ("Agricore"), a Delaware corporation, to at least a majority of the seats on the Board of Directors of the Company (the "Board").

        On March 10, 2010, the Company, Agricore and Purchaser entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Purchaser is required to commence a tender offer (the "Offer") to purchase all of the outstanding (i) Common Shares, at a price of $18.28 per Common Share, net to the holder thereof in cash (the "Common Offer Price"), and (ii) Series D Shares, at a price of $0.10 per Series D Share, net to the holder thereof in cash (the "Series D Offer Price"), in each case without interest and less any required withholding taxes, and upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated March 23, 2010 (as amended or supplemented from time to time, the "Offer to Purchase", and together with the Offer to Purchase, the "Offer"), and the related Letters of Transmittal relating to the Common Shares and Series D Shares (as amended or supplemented from time to time, the "Letters of Transmittal"). The Offer to Purchase and the Letters of Transmittal are being mailed with the Schedule 14D-9 and are filed as Exhibits (a)(1) through (a)(3) to the Schedule 14D-9. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), which was filed by Viterra Inc. ("Viterra") with the U.S. Securities and Exchange Commission (the "SEC") on March 23, 2010.

        The Merger Agreement provides, among other things, that as soon as possible after consummation of the Offer, Purchaser will merge with and into the Company (the "Merger"), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Agricore ("Surviving Corporation"). At the effective time of the Merger, each Company Share (other than Company Shares (i) owned directly or indirectly by Agricore, Purchaser, or the Company and (ii) with respect to which dissenters' rights are demanded and pursued pursuant to the provisions of Section 10-19.1-88 of the North Dakota Business Corporation Act) will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Common Offer Price or the Series D Offer Price, as applicable. A copy of the Merger Agreement is filed as Exhibit (e)(1) to the Schedule 14D-9 and is incorporated herein by reference.

        The Offer, the Merger and the Merger Agreement are more fully described in the Offer to Purchase and the Schedule 14D-9, to which this Information Statement forms Annex A, which was filed by the Company with the SEC on March 23, 2010, and which is being mailed to stockholders of the Company along with this Information Statement.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. However, you are not required to take any action in connection with the matters set forth herein.

        Pursuant to the Merger Agreement, the Purchaser shall commence the Offer on March 23, 2010. The Offer is scheduled to expire at 12:00 Midnight New York City time on May 3, 2010 (unless the Offer is extended), at which time, if all conditions to the Offer have been satisfied or waived, the Purchaser will purchase all Company Shares validly tendered pursuant to the Offer and not validly withdrawn.

        The information contained in this Information Statement concerning Agricore, Purchaser and their director designees has been furnished to the Company by Agricore and Purchaser, and the Company assumes no responsibility for the accuracy of any such information.

GENERAL INFORMATION

        The Common Shares are the only type of security entitled to vote at a meeting of the stockholders of the Company. Each Common Share is entitled to one vote. As of the close of business on March 22, 2010, there were 75,000,000 Common Shares authorized, of which 10,764,932 were outstanding.

DIRECTORS DESIGNATED BY AGRICORE OR PURCHASER

Right to Designate Directors

        The Merger Agreement provides that promptly following the acceptance for payment of, and payment by Purchaser for, any Company Shares tendered pursuant to the Offer and not validly withdrawn, Purchaser shall be entitled to designate such number of directors (the "Purchaser Designees") on the Board equal to the product (rounded up to the next whole number) obtained by multiplying (i) the number of directors on the Board (giving effect to any increase in the number of directors that results from Purchaser's right to designate Board members described in this sentence) and (ii) a fraction, the numerator of which is the number of Common Shares held by Agricore and Purchaser (giving effect to the Common Shares purchased pursuant to the Offer and the Common Shares purchased by Purchaser pursuant to the "top-up option" described in the Schedule 14D-9, if applicable), and the denominator of which is the total number of then outstanding Common Shares.

        The Company shall also take all necessary actions to cause individuals designated from time to time by Purchaser to constitute substantially the same percentage (rounding up where appropriate) as is on the Board, on each committee of the Board and on the board of directors of each of the Company's subsidiaries and each committee (or similar body) of each such board of directors.

        Any and all members of the Board immediately prior to the appointment of Purchaser's designees who remain on the Board after such appointment shall be referred to as "Continuing Directors." Following the election or appointment of Purchaser's designees and until the Merger is consummated and there shall be any Continuing Directors, the approval of a majority of such Continuing Directors (or the sole Continuing Director if there is only one) shall be required in order to (i) amend or terminate the Merger Agreement, or agree or consent to any amendment or termination of the Merger Agreement, in any case on behalf of the Company, (ii) extend the time for performance of, or waive, any of the obligations or other acts of Agricore or Purchaser under the Merger Agreement, (iii) waive any of the Company's rights under the Merger Agreement, (iv) amend, rescind, repeal or waive the organizational documents of the Company in any manner that would reasonably be expected to adversely affect the rights of stockholders of the Company (other than Agricore and Purchaser), or (v) make any other determination with respect to any action to be taken or not to be taken by or on behalf of the Company relating to the Merger Agreement or any of the transactions contemplated thereby that would reasonably be expected to adversely affect the rights of stockholders of the Company (other than Agricore and Purchaser).

Agricore and Purchaser's Designees

        Agricore has informed the Company that promptly following its payment for Company Shares pursuant to the Offer, Purchaser may exercise its rights under the Merger Agreement to obtain representation on, and control of, the Board by requesting that the Company provide it with the maximum representation on the Board to which it is entitled under the Merger Agreement. Purchaser has informed the Company that it will choose its designees to the Board from among the persons set forth in the following table. The following table, prepared from information furnished to the Company by Purchaser, sets forth, with respect to each individual who may be designated by Purchaser as a Purchaser Designee, the name, age of the individual as of March 22, 2010, present principal occupation and employment history during the past five years. Each individual set forth in the table below is a citizen of Canada. Purchaser has informed the Company that each such individual has consented to act as a director of the Company, if so appointed or elected. If necessary, Purchaser may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. Unless otherwise indicated below, the business address of each such person is 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9.

Name of Purchaser Designee	Age	Current Principal Occupation or Employment; Material Positions held During the Past Five Years
Karl Gerrand	47	Mr. Gerrand is currently the Senior Vice President, Food Processing, of Viterra. Mr. Gerrand has served as the Senior Vice-President, Food Processing, of Viterra since 2009. From May 2000 to June 2009, Mr. Gerrand was the President of Can-Oat Milling and Senior Vice-President of Viterra.
Andrew Muirhead	43	Mr. Muirhead is currently the Senior Vice-President, Corporate Development, of Viterra. Mr. Muirhead became Viterra's Senior Vice-President, Corporate Development in January 2008. Prior to his appointment, Mr. Muirhead was on sabbatical commencing October 1, 2007 and, prior to that, was Vice-President and Director of Investment Banking at TD Securities Inc. beginning in February 2005.
Kevin Barbero	33	Mr. Barbero is currently the Director and Vice-President of Agricore and Purchaser. Mr. Barbero has served as Corporate Counsel to Viterra since June 2006. From May 2002 to June 2006, Mr. Barbero was a lawyer in the law firm of Robertson Stromberg Petersen LLP.
Ray Dean	50	Mr. Dean is currently the Senior Vice-President and General Counsel/Corporate Secretary of Viterra and the Director and President of Agricore and Purchaser. Mr. Dean joined Viterra in November 2003 as Vice-President, General Counsel/Corporate Secretary and was appointed to Senior Vice-President, General Counsel & Corporate Secretary in March 2009. Prior to joining Viterra, Mr. Dean was a Partner with Balfour Moss LLP beginning in November 1996.
Grant P. Theaker	54	Mr. Theaker is currently the Vice President & Treasurer, of Viterra. Mr. Theaker became Viterra's Vice President & Treasurer in November 2006. Prior to that position, Mr. Theaker was Treasurer, Financial Resources from June 1998 to November 2006.
Bruce Seidler	55	Mr. Seidler is currently the Director of Finance of Viterra. Mr. Seidler became Viterra's Director of Finance in October 2007. Prior to that position, Mr. Seidler was Manager of Finance with the Saskatchewan Wheat Pool from 2000 to October 2007.

        Purchaser has advised the Company that, to the best of its knowledge, none of the Purchaser Designees has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the person's property, or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

        Purchaser has advised the Company that, to the best of its knowledge, none of the Purchaser Designees is currently a director of, or holds any position with, the Company or any of its subsidiaries. Purchaser has advised the Company that, to the best of its knowledge, none of the Purchaser Designees or any of his or her immediate family members (i) has a familial relationship with any directors, other nominees or executive officers of the Company or any of its subsidiaries, (ii) beneficially owns any equity securities (or rights to acquire such equity securities) of the Company or (iii) has been involved in any transactions with the Company or any of its subsidiaries, in each case, that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

        It is expected that the Purchaser Designees will assume office as promptly as practicable following Purchaser's payment for Company Shares pursuant to the Offer, which cannot be earlier than 12:00 midnight, New York City time, on May 3, 2010, and that, upon assuming office, the Purchaser Designees will constitute at least a majority of the Board. It is not currently known which of the current directors of the Company, if any, will resign. To the extent the Board will consist of persons who are not designees of Purchaser, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign.

BOARD OF DIRECTORS

        Under the Company's Second Amended and Restated Bylaws, the Board must consist of not less than seven nor more than fifteen directors, as may be designated by resolution of the Board from time to time. The Board must also be comprised of at least five directors who are residents of the State of North Dakota. Further, at least three of the directors must be agricultural producers, with the ability and resources to produce small grains, including but not limited to Hard Amber Durum wheat. Any one individual who is both a resident of North Dakota and an agricultural producer of small grains may be counted twice solely towards fulfilling the foregoing requirements for the makeup of the Board. The Board currently consists of eleven directors and is divided into three classes. One such class is elected every year for a term of three years or until the director's prior death, disability, resignation or removal.

        Information concerning current directors is set forth below.

Name	Term Expires	Class
John S. Dalrymple III	2012	I
Allyn K. Hart	2011	III
Roger A. Kenner(1)	2013	II
James F. Link	2012	I
Eugene J. Nicholas	2013	II
John D. Rice, Jr.(1)	2012	I
Richard Thompson	2013	II
Michael T. Tokarz	2012	I
Jeffrey O. Topp	2013	II
Curtis R. Trulson	2011	III
Michael E. Warner	2011	III

(1)
Mr. Kenner and Mr. Rice are first cousins.

Directors serving until Annual Meeting in 2011

Allyn K. Hart
Director

        Mr. Hart, age 70, has been a director of the Company since 1991. Mr. Hart has served on the board of directors of Cavalier County Job Development Authority and U.S. Durum Growers Association and presently serves on the board of Maple Manor Care Center in Langdon, North Dakota. He has been a farmer in the Cavalier County, North Dakota area since 1961.

Curtis R. Trulson
Director

        Mr. Trulson, age 57, has been a director of the Company since 1991. He previously served on the boards of directors of the National Association of Wheat Growers and the North Dakota Grain Growers Association, including service as its President. He has been a farmer in Mountrail County, North Dakota, since 1975.

Michael E. Warner
Director

        Mr. Warner, age 60, has been a director of the Company since 1992. Mr. Warner has been a farmer in the Hillsboro, North Dakota area since 1967. He also currently serves on the board of directors of Warner Equipment Co. and Agriceutical Resources LLC. In 2002, Mr. Warner was awarded a fellowship by the University of Missouri. He served on the board of directors of American Crystal Sugar Company from 1989 through 1996, as part of a 23-year career of service to the sugar industry. He is a past member of the board of trustees of Meritcare Health Systems of Fargo, North Dakota, the largest hospital/multiple clinic system between Minneapolis, Minnesota and Seattle, Washington.

Directors serving until Annual Meeting in 2012

John S. Dalrymple III
Chairman of the Board, Director

        Mr. Dalrymple, age 61, has been Chairman of the Board since 1991. He became Lieutenant Governor of North Dakota in 2000. Mr. Dalrymple had been a state representative since 1984 and served as Chairman of the House Appropriations Committee and of the Budget Section of the North Dakota House of Representatives. He previously served on the board of directors of the U.S. Durum Growers Association. He has been a farmer in the Casselton, North Dakota area since 1971.

James F. Link
Director

        Mr. Link, age 82, has been a director of the Company since 1991. Mr. Link has served on the boards of directors of Farm Credit and Minn-Dak Farmers Cooperative, including 15 years as its chairman. He has been a farmer in the Wahpeton, North Dakota area since 1947.

John D. Rice, Jr.
Director

        Mr. Rice, age 55, is the Vice Chairman of the Board and has been a director of the Company since 1991. He also served on the boards of directors of the National Pasta Association and U.S. Durum Growers Association. He has been a farmer in the Maddock, North Dakota area since 1968.

Michael T. Tokarz
Director

        Mr. Tokarz, age 60, has been a director of the Company since 2004. Mr. Tokarz is the Chairman of MVC Capital, Inc., a registered investment company traded on the New York Stock Exchange (Ticker: MVC) that makes equity and debt investments. In addition, Mr. Tokarz is the Managing Member of The Tokarz Group, which manages Mr. Tokarz's personal investments. From 1985 to 2002, Mr. Tokarz was a senior General Partner and Administrative Partner at Kohlberg Kravis Roberts & Co. ("KKR"), a private equity firm specializing in management buyouts. Prior to joining KKR, Mr. Tokarz was with Continental Illinois National Bank and Trust Company of Chicago, joining the firm in 1973. He serves or has served on the board of directors of numerous companies, including: Conseco, Inc., Walter Industries, Inc., Mueller Water Products, Inc., Safeway, Inc., IDEX Corporation, PRIMEDIA, Inc., Neway Anchorlok International, Inc., Flagstar Corporation, ConAgra Food Corporation, KSL Recreation Corporation, RJR Nabisco Corp, Evenflo & Spalding Holdings Corporation, Beatrice Foods Corporation, Nexstar Financial Corporation, Apertio Limited (UK), United Fixtures Company, Stonewater Controls, Lomonosov Porcelain (Russia) and Kamaz A.O. (Russia). Mr. Tokarz also serves as chairman of the board of the University of Illinois Foundation. He is a member of the board of managers of Illinois Ventures and chairman of Illinois Emerging Technology Fund, both affiliated with the University of Illinois.

Directors serving until Annual Meeting in 2013

Roger A. Kenner
Director

        Mr. Kenner, age 60, has been a director of the Company since 1991. Mr. Kenner is chairman of Golden Plains Frozen Foods LLC and is a director of Blue Cross Blue Shield of North Dakota. He has been a farmer and certified seed producer in the Leeds, North Dakota area since 1964.

Eugene J. Nicholas
Director

        Mr. Nicholas, age 64, has been a director of the Company since 1991. Mr. Nicholas was a state representative from 1974 through 2006, including service as chairman of the North Dakota House of Representatives Agriculture Committee. Mr. Nicholas also serves on the board of directors of Country Bank USA, Cando, North Dakota, and the board of governors of Golden Plains Frozen Foods LLC. Mr. Nicholas previously served on the board of directors of the U.S. Durum Growers Association.

Richard Thompson
Director

        Mr. Thompson, age 58, has been a director of the Company since May 2007. Mr. Thompson is the co-founder and has been a managing member and chief executive officer of GO7 Brands, LLC since May 2006. GO7 is a member of La Bella Holdings LLC ("La Bella"), and Mr. Thompson is the manager of La Bella. He started American Italian Pasta Company (AIPC) in 1986 and grew it into the largest pasta manufacturing and durum milling company in North America. He has made numerous appearances in the national media including speaking engagements on entrepreneurial, manufacturing, and branding topics. He has also received positive press from a variety of national and local publications and has served on several boards including public companies. Mr. Thompson serves or has served on various organizations board of directors such as ASPCA, Nashville Humane Association, Pet Food Institute and "ARF" Animal Rescue Fund of the Hamptons. In addition, he was a member of Parents Campaign Development and Alumni Relations at Vanderbilt University, George Washington University—Parents Campaign, and Grocery Manufacturing Association—President's Advisory Council.

Jeffrey O. Topp
Director

        Mr. Topp, age 50, has been a director of the Company since 1991. He serves on the board of directors of Farmers Elevator, Inc. in Grace City, North Dakota and North Dakota Natural Beef, LLC. He is a partner in T-T Ranch and has been a farmer in the Grace City area since 1978.

EXECUTIVE OFFICERS

        The table below lists the two executive officers of the Company. Executive officers are elected annually by the Board.

Name	Age	Position
Timothy J. Dodd	55	President and Chief Executive Officer
Edward O. Irion	39	Chief Financial Officer

        Timothy J. Dodd.    Mr. Dodd is the President and Chief Executive Officer of the Company. Prior to joining the Company in December 1991, he had been the Vice President of Manufacturing for American Italian Pasta Company since 1988. Previously, Mr. Dodd participated in the construction and management of two other grain processing facilities, one in Texas and one in Cando, North Dakota. Mr. Dodd serves on the board of directors of Country Bank USA, Cando, North Dakota.

        Edward O. Irion.    Mr. Irion was appointed as the Company's Chief Financial Officer effective February 21, 2006. Mr. Irion joined the Company in December 1999 and served as the Company's Assistant Vice President—Planning and Control until August 2000. From August 2000 until his appointment as Chief Financial Officer, Mr. Irion served as the Company's Vice President—Finance and Chief Accounting Officer. He received a Bachelor of Science degree in accounting from Minnesota State University-Moorhead and is a certified public accountant.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership Information

        The following table furnishes information as to the beneficial ownership of the Company's Common Shares, Series D Shares and Series F Convertible Preferred Stock ("Series F Shares") by (a) each person known by us to beneficially own more than 5% of the issued and outstanding shares of the Company's voting securities, (b) each of the Company's executive officers, (c) each of the Company's directors and (d) all of the Company's directors and executive officers as a group.

        The address of each person listed below is c/o Dakota Growers Pasta Company, Inc., One Pasta Avenue, Carrington, North Dakota 58421. Except as otherwise noted, each person listed below has sole investment discretion and voting power.

	Beneficially Owned Securities
Name of Beneficial Owner	Number of Common Shares	Percent of Total Common Shares	Number of Series D Shares	Percent of Total Series D Shares	Number of Series F Shares	Percent of Total Series F Shares
Directors
John S. Dalrymple III(1)	204,731	1.9	315,000	2.8	—	—
Allyn K. Hart	12,223	0.1	15,000	0.1	—	—
Roger A. Kenner(2)	109,596	1.0	140,000	1.2	—	—
James F. Link(3)	49,685	0.5	54,550	0.5	—	—
Eugene J. Nicholas(4)	53,394	0.5	58,951	0.5	—	—
John D. Rice, Jr.(5)	17,427	0.2	20,200	0.2	—	—
Jeffrey O. Topp(6)	325,541	3.0	271,420	2.4	—	—
Curtis R. Trulson(7)	43,403	0.4	61,750	0.5	—	—
Michael E. Warner	38,061	0.4	57,038	0.5	—	—
Michael Tokarz(8)	1,016,195	9.4	—	—	1,065,000	100
Richard Thompson(9)	1,000,000	9.3	—	—	—	—
Executive Officers
Timothy J. Dodd	354,596	3.3	238,248	2.1	—	—
Edward O. Irion	57,901	0.5	—	—	—	—
Greater Than 5% Owners
MVC Capital, Inc.(10) 287 Bowman Avenue, 2nd Floor Purchase, NY 10577	1,016,195	9.4	—	—	1,065,000	100
La Bella Holdings LLC(11) c/o GO7 Brands LLC 400 Plaza Drive, 1st Floor Secaucus, NJ 07094	1,000,000	9.3	—	—	—	—
All directors and officers as a Group (13 persons)	3,282,753	30.5	1,232,157	10.9	1,065,000	100

(1)
Includes 23,415 shares of Common Shares and 36,000 shares of Series D Shares held in the name of Mr. Dalrymple's spouse and 111,121 shares of Common Shares and 171,000 shares of Series D Shares held in the name of the John S. Dalrymple III Trust, of which Mr. Dalrymple is a trustee.

(2)
Includes 54,798 shares of Common Shares and 70,000 shares of Series D Shares held in the name of Mr. Kenner's spouse.

(3)
Includes 48,052 shares of Common Shares and 53,050 shares of Series D Shares held in the name of Link Sugar Beet Farms Limited Partnership, of which Link Farms LLP is the general partner. Mr. Link has been granted a proxy to vote all Common Shares of the Company held by Link Sugar Beet Farms Limited Partnership. Mr. Link is also the sole holder of the class of limited partnership interests of Link Sugar Beet Farms relating to the Company's Common Shares and under the partnership agreement, the approval of the reporting person is required with respect to certain dispositions of the Company's Common Shares by Link Sugar Beet Farms Limited Partnership. Mr. Link disclaims beneficial ownership to the extent his interest in Link Sugar Beet Farms Limited Partnership does not constitute a pecuniary interest.

(4)
Includes 26,548 shares of Common Shares and 23,850 shares of Series D Shares held in the name of Mr. Nicholas' spouse.

(5)
Includes 15,298 shares of Common Shares and 13,750 shares of Series D Shares held in the name of John Rice Farm.

(6)
Includes 120,000 shares of Common Shares and 129,000 shares of Series D Shares held in the name of T-T Ranch and 11,482 shares of Common Shares and 16,125 shares of Series D Shares held in the name of Mr. Topp's spouse and children.

(7)
Includes 2,203 shares of Common Shares and 6,750 shares of Series D Shares held in the name of Trulson Brothers.

(8)
Includes 1,016,195 Common Shares and 1,065,000 Series F Shares held by MVC Capital, Inc. ("MVC"). Mr. Tokarz is listed as a beneficial owner as he is a stockholder and Chairman of MVC. Mr. Tokarz shares voting and dispositive control over all shares held by MVC. Mr. Tokarz disclaims any beneficial ownership of the Company's securities for purposes of Section 16(a) under the Securities Exchange Act of 1934, as amended, or otherwise, except to the extent of Mr. Tokarz's pecuniary interests therein.

(9)
Includes 1,000,000 shares of Common Shares held by La Bella of which Mr. Thompson is the Chief Executive Officer and is a member of the board of managers. Mr. Thompson shares voting and dispositive control over all shares held by La Bella. Mr. Thompson disclaims any beneficial ownership of the Company's securities for purposes of Section 16(a) under the Securities Exchange Act of 1934, as amended, or otherwise, except to the extent of Mr. Thompson's pecuniary interests therein.

(10)
Includes 1,016,195 Common Shares and 1,065,000 Series F Shares held by MVC. Mr. Tokarz is listed as a beneficial owner as he is a stockholder and Chairman of MVC. Mr. Tokarz shares voting and dispositive control over all shares held by MVC. Mr. Tokarz disclaims any beneficial ownership of the Company's securities for purposes of Section 16(a) under the Securities Exchange Act of 1934, as amended, or otherwise, except to the extent of Mr. Tokarz's pecuniary interests therein.

(11)
Includes 1,000,000 shares of Common Shares held by La Bella of which Mr. Thompson is the Chief Executive Officer and is a member of the board of managers. Mr. Thompson shares voting and dispositive control over all shares held by La Bella. Mr. Thompson disclaims any beneficial ownership of the Company's securities for purposes of Section 16(a) under the Securities Exchange Act of 1934, as amended, or otherwise, except to the extent of Mr. Thompson's pecuniary interests therein.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Securities Exchange Act of 1934 (the "1934 Act") requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. These insiders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file, including Forms 3, 4 and 5.

        To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended July 31, 2009, all Section 16(a) filing requirements applicable to its insiders were complied with.

GOVERNANCE MATTERS

Board Attendance at Meetings

        The Board met 13 times during fiscal year 2009. Each nominee who served as a director in fiscal year 2009 attended at least 75% or more of the meetings of the Board of Directors and any committee on which he served.

        The Company does not have a formal policy on attendance at meetings of the Company's stockholders. However, the Company encourages all Board members to attend stockholder meetings.

Director Independence

        Although none of the Company's securities are listed on any stock exchange or system of dealer quotation, the Company's Board follows the rules of the SEC and the Nasdaq Stock Market in determining independence for the Board and the Committees. Under the Nasdaq listing standards, at least a majority of the Company's directors must meet the test of "independence" as defined by Nasdaq. The Nasdaq standards provide that, to qualify as an "independent" director, in addition to satisfying certain bright-line criteria, the Board must affirmatively determine that a director has no relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has determined that each current director, other than Mr. Tokarz and Mr. Topp, for reasons described in the following paragraph, is "independent" as defined by the listing standards of the Nasdaq.

        Mr. Tokarz is a stockholder and Chairman of MVC Capital, Inc., a holder of 5% or greater of the Company's Common Shares and an affiliate of MVC Financial Services, Inc. ("MVC Financial"). In July 2004, the Company and MVC Financial entered into a consulting agreement pursuant to which MVC Financial will provide certain business consulting services to the Company for annual compensation of $75,000 per year as well as the reimbursement of MVC Financial's expenses. Mr. Topp sold wheat to the Company through an affiliated entity in fiscal year 2009. Those sales totaled $554,000 at then current market prices and the Company had a commitment to purchase wheat totaling $187,500 from Mr. Topp and/or his affiliated entity as of July 31, 2009.

        The Company has a Conflict of Interest policy and a Code of Conduct policy which defines areas where the directors, executive officers and immediate family members should avoid conflicts of interest or any appearance of a conflict of interest, so that the affairs of the Company will be carried out in an ethical manner. Pursuant to such policies, those related persons are to fully disclose to the Company any proposed transaction that may give rise to a conflict of interest before it is consummated. The Board shall determine whether a conflict of interest exists and whether a proposed transaction may be approved.

Committee Member Independence

        Although none of the Company's securities are listed on any stock exchange or system of dealer quotation, each of the charters of the committees of the Board requires a determination of independence to be made with reference to the rules of the SEC and either The Nasdaq Stock Market or the New York Stock Exchange. The Board applied the applicable standards of the SEC and The Nasdaq Stock Market in determining, as set forth below, which directors serving on the committees of the Board are independent. As part of that process, the Nomination Committee and the Board reviewed all transactions and relationships between each director (or any member of his or her immediate family) and the Company, the Company's executive officers and the Company's auditors, and other matters bearing on the independence of directors.

Description of Committees of the Board of Directors

        The Board has established an Audit Committee, a Compensation Committee, a Nomination Committee and a Policy Committee. The composition and function of these committees are set forth below. A copy of the current charter for each of the committees described below is available on our website at www.dakotagrowers.com by clicking on the links for "Investor Relations" and "Corporate Governance."

        Audit Committee.    The Audit Committee of the Board (the "Audit Committee") is responsible for overseeing the accounting and financial reporting processes of the Company and audits of the Company's financial statements, including assessing and ensuring the independence of the independent auditor, evaluating audit performance and approving the services to be provided by the independent auditor. The Audit Committee has the sole authority to retain, compensate, oversee and terminate the independent auditors. The Audit Committee reviews the Company's annual audited financial statements, quarterly financial statements and filings with the SEC. The Audit Committee reviews reports on various matters, including critical accounting policies of the Company, significant changes in the Company's selection or application of accounting principles and the Company's internal control processes. The Audit Committee also pre-approves all audit and non-audit services performed by the independent auditor. During fiscal year 2009, the Audit Committee met five times.

        The Audit Committee operates under a written charter adopted by the Board. The Company's Audit Committee presently consists of Messrs. Curtis R. Trulson (Chair), Michael E. Warner and John S. Dalrymple III. Under the Company's bylaws, the Audit Committee of the Board must be composed of at least three directors who are not employees of the Company. The charter of the Audit Committee requires that members of the Audit Committee must be independent, and the Board has determined that all members of the Audit Committee are independent directors under the rules of The Nasdaq Stock Market and the SEC. The Board has also determined that Mr. Trulson meets the SEC definition of an "audit committee financial expert." A report of the Audit Committee is set forth below.

        Compensation Committee.    The Compensation Committee of the Board (the "Compensation Committee") operates under a written charter and reviews and approves the compensation and other terms of employment of the Company's Chief Executive Officer and other senior management of the Company. Among its other duties, the Compensation Committee is responsible for overseeing the Company's stock-based compensation plans for executive officers and, in consultation with the Nomination Committee, making recommendations on succession plans for the Chief Executive Officer. The Compensation Committee is to annually review the Chief Executive Officer's compensation and evaluate the Chief Executive Officer's performance. The current members of the Compensation Committee are Messrs. John S. Dalrymple III (Chair), Curtis R. Trulson and Michael E. Warner. During fiscal year 2009, the Compensation Committee met once.

        The charter of the Compensation Committee requires that the Committee consist of independent directors. The Board has determined that all members of the Compensation Committee are independent directors under the rules of The Nasdaq Stock Market and the SEC. Each member of the Compensation Committee must also be an "outside director" for purposes of Section 162(m) of the Internal Revenue Code. Each member of the Company's Compensation Committee meets these requirements. A report of the Compensation Committee is set forth below.

        Nomination Committee.    The Nomination Committee of the Board (the "Nomination Committee") operates under a written charter and is charged with the responsibilities of nominating and evaluating Board member candidates and establishing criteria for nomination, developing and recommending governance guidelines and reviewing them periodically, facilitating annual evaluations of the performance of the Board and its members, reviewing the structure and membership of the Board and committees, and reviewing Board compensation policies. Additionally, the Nomination Committee, in consultation with the Compensation Committee, facilitates development of the mission and objectives of the Chief Executive Officer, succession for the Chief Executive Officer and annual evaluation of the performance of the Chief Executive Officer. During fiscal year 2009, the Nomination Committee met once.

        The Company's bylaws require that the Nomination Committee be comprised of the Chairman of the Board, the Vice-Chairman and the Chief Executive Officer, except that if one individual holds two of the designated offices, the Board shall appoint a third member to the Nomination committee, who need not be a director of the Company. Additionally, as required by its charter, the Nomination Committee is composed of a majority of independent directors. The current members of the Nomination Committee are Messrs. John S. Dalrymple III (Chair), John D. Rice, Jr. and Timothy J. Dodd. The Board has determined that Messrs. Dalrymple and Rice are independent directors under the rules of The Nasdaq Stock Market and the SEC Commission.

        Policy Committee.    The Policy Committee of the Board (the "Policy Committee") operates pursuant to a written Policy Committee Charter. The Policy Committee is to provide oversight of the Company's governance obligations to assure compliance with all applicable laws, regulations, Articles of Incorporation and By-laws by adoption and periodic review of a governance policy. The members of the Policy Committee are Allyn K. Hart (Chair), Curtis R. Trulson and James F. Link. Each member of the committee is a non-employee director and the Board has determined that there are no relationships that would interfere with a Policy Committee member's exercise of independent judgment in carrying out his responsibilities as a member of the policy committee. During fiscal year 2009, the Policy Committee met once.

Director Nominations

        The Nomination Committee will consider candidates for Board membership suggested by its members, other Board members, as well as management and stockholders. Stockholders who wish to recommend a prospective nominee should follow the procedures set forth in the section below entitled "Stockholder Proposals for Nominees" and the section of this Information Statement entitled "Stockholder Proposals for the 2011 Annual Meeting."

        Criteria for Nomination to the Board.    Pursuant to the Nomination Committee Charter, the Nomination Committee is responsible for establishing the qualifications and criteria to be used in selecting qualified candidates for nomination. The Nomination Committee is also responsible for identifying, evaluating and approving qualified candidates for nomination as directors.

        The Committee has not adopted minimum qualifications that nominees must meet in order for the Committee to recommend them to the Board, as the Committee believes that each nominee should be evaluated based on his or her merits as an individual, taking into account the needs of the Company and the Board.

        In reviewing qualifications for nominees, the Nomination Committee also considers the qualification requirements of the Company's Bylaws. The Company's Bylaws require that the Board be comprised of:

  •
  at least five directors who are residents of the State of North Dakota; and

  •
  at least three directors who are agricultural producers, with the ability and resources to produce small grains, including but not limited to Hard Amber Durum wheat.

        A director who is both a resident of North Dakota and an agricultural producer of small grains will be considered to fulfill both of the foregoing qualifications relating to the composition of the Board. The Committee has not formally established any other criteria, qualities, skills or experience qualifications at this time.

        The Nomination Committee will consider persons recommended by the stockholders in the same manner as other nominees.

        Process for Identifying and Evaluating Nominees.    The process for identifying and evaluating nominees to the Board is performed by the Nomination Committee. Generally, the Nomination Committee considers current Board members since they possess an in depth knowledge of the Company, its history, strengths, weaknesses, goals and objectives. The Nomination Committee believes this level of knowledge has proven valuable to the Company.

        The candidates are evaluated by the Nomination Committee by reviewing the candidates' biographical information and qualifications and checking the candidates' references if they have not been elected by shareholders at a prior annual meeting. After completing the evaluation, the Committee makes a recommendation to the full Board of the nominees to be presented for the approval of the stockholders or for election to fill a vacancy.

        Stockholder Proposals for Nominees.    The Nomination Committee will consider written proposals from stockholders for nominees for director. Any such nominations should be submitted to the Nomination Committee, c/o the Secretary of the Company, and should include the following information: (a) all information relating to such nominee that is required to be disclosed pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) the name and record address of the stockholder and of the beneficial owner, if any, on whose behalf the nomination will be made, and (c) the class and number of shares of the Company owned by the stockholder and beneficially owned by the beneficial owner, if any, on whose behalf the nomination will be made. As to each person the stockholder proposes to nominate, the written notice must also state: (a) the name, age, business address and residence address of the person, (b) the principal occupation or employment of the person and (c) the class and number of shares of the Company's capital stock beneficially owned by the person. To be considered, the written notice must be submitted in the time frames described under the caption, "Stockholder Proposals for the 2011 Annual Meeting" below.

Communications with Directors

        Stockholders may communicate with the Board as a group, the chair of any committee of the Board or any individual director by sending an e-mail to the Corporate Secretary at eirion@dakotagrowers.com or by directing the communication in care of the Corporate Secretary at the address set forth on the front page of this Information Statement. All communication will be forwarded unaltered to the appropriate director(s).

Code of Conduct

        The Company has adopted a Code of Conduct applicable to all employees. A Code of Ethics for senior financial officers, including the principal executive officer, principal financial officer and principal accounting officer, is included within the Code of Conduct.

        A copy of the Company's Code of Conduct is available under the "Investor Relations" portion of the Company's website at www.dakotagrowers.com. A copy of the Company's Code of Conduct will also be provided, without charge, upon written request to:

  Investor Relations
  Dakota Growers Pasta Company, Inc.
  One Pasta Avenue
  Carrington, ND 58421

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

  Compensation Overview

        This section explains our philosophy, policies and practices relating to executive compensation and presents a review and analysis of the compensation earned during the fiscal year ended July 31, 2009 by our Chief Executive Officer and our Chief Financial Officer to whom we refer collectively as the "named executive officers."

  Compensation Philosophy and Objectives

        The Company's compensation policies with respect to its executive officers, established by the Compensation Committee, are based on the principles that compensation should, to a significant extent, reflect the financial performance of the Company and the individual contribution of the executives to this financial performance. It is the policy of the Compensation Committee to set executive compensation at levels that are sufficiently competitive with food processing companies of comparable size to attract, retain and motivate the highest quality individuals to contribute to the Company's goals, objectives and overall financial success. A portion of certain executives' incentive compensation has historically been paid in stock options in order to align executive and stockholder interests.

  The Role of the Compensation Committee

        The Compensation Committee operates under a written charter and reviews and approves the compensation and other terms of employment of the Company's Chief Executive Officer and other senior management of the Company. Among its other duties, the Compensation Committee is responsible for overseeing the Company's stock-based compensation plans for executive officers and, in consultation with the Nomination Committee, making recommendations on succession plans for the Chief Executive Officer. The Compensation Committee is to annually review the Chief Executive Officer's compensation and evaluate the Chief Executive Officer's performance.

  Total Compensation for Executive Officers

        Base Salary.    The base salary of each of our named executive officers is reviewed by the Compensation Committee as part of the overall annual review of executive compensation. The Compensation Committee sets executive compensation by subjective evaluation of the individual performance of each executive and by marketplace compensation of comparable executives, although salary determinations are not based upon any specific or constant criteria.

        Annual Incentive Bonus.    Executives are eligible for annual incentive cash bonuses based on individual and Company performance. As no formal criteria have yet been established, these calculations are determined on a subjective basis. These awards are not intended to be in addition to market level compensation but instead are designed to cause a significant part of an executive's annual compensation to be dependent on the Compensation Committee's assessment of the executive's performance and the executive's contributions to the Company's financial performance and strategic objectives.

        Long-Term, Equity-Based Incentive Compensation.    The stock option component of the executive officers' compensation has been designed to provide executives with incentives for the enhancement of stockholder value. Options are granted at fair market value on the date of grant and generally vest over a number of years. No constant criteria are used year after year in the granting of stock options. For stock option awards for executive officers, the Compensation Committee makes a subjective determination of the effectiveness of the executive and the extent of the executive's contributions to the Company's success and, based on that determination, option grants, if any, are awarded to each executive. Because the options are granted with exercise prices equal to the fair market value of the underlying Common Shares on the date of grant, any value that ultimately accrues to the executive is based entirely upon the Company's performance as perceived by investors who establish the market price for the Common Shares.

        Post Retirements Benefits.    The Company maintains a 401(k) Profit Sharing Plan, in which eligible employees may participate, including the named executive officers. The Company will make a matching contribution to the Plan of 100% of the first 3% of the employees' annual compensation and 50% of the next 2% of annual compensation. Employee voluntary contributions are immediately vested as well as the Company's matching contributions.

        Other Compensation.    All full-time employees, including the named executive officers, may participate in the Company's health and welfare benefit programs, including medical and dental care coverage, disability insurance and life insurance.

Compensation Committee Interlocks and Insider Participation

        The members of the Compensation Committee are John S. Dalrymple III, Curtis R. Trulson and Michael E. Warner. None of these directors are or have been an officer or employee of the Company. During fiscal year 2009, no executive officer of the Company served as a director or member of the Compensation Committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director of or member of the Compensation Committee of the Company.

Compensation Committee Report

        The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based upon the review and discussions, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in the Annual Report on Form 10-K for the fiscal year ended July 31, 2009 for filing with the SEC and this Information Statement.

  SUBMITTED BY THE COMPENSATION COMMITTEE:
  John S. Dalrymple III, Chair
  Curtis R. Trulson
  Michael E. Warner

Summary Compensation Table

        The following table summarizes the amount of compensation paid to the Company's President and Chief Executive Officer and Chief Financial Officer for the fiscal years ended July 31, 2009, 2008 and 2007.

Name and Principal Position	Fiscal Year	Salary	Bonus	Option Awards(1)	All Other Compensation(2)	Total
Timothy J. Dodd	2009	$357,151	$224,298	$26,728	$12,088	$620,265
President and Chief Executive	2008	$316,318	$149,532	$38,710	$21,983	$526,543
Officer	2007	$247,889	$55,300	$50,803	$11,628	$365,620
Edward O. Irion	2009	$229,820	$123,521	$15,283	$15,399	$384,023
Chief Financial Officer	2008	$205,868	$96,200	$20,724	$15,200	$337,992
	2007	$192,544	$37,000	$26,718	$13,802	$270,064

(1)
The awards shown in this column include stock options granted under our 2003 Stock Option Plan. The amounts are based on the compensation expense recognized for the award pursuant to Statement of Financial Accounting Standards No. 123R. See Note 13 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 2009 for a discussion of the relevant assumptions used in calculating grant date fair value pursuant to FAS 123R.

(2)
Includes the Company's 401(k) matching contribution, excess life insurance, the taxable portion of reimbursable business expenses and the taxable portion of other benefits.

Outstanding Equity Awards at July 31, 2009

        The following table summarizes stock options held for Series C Convertible Preferred Stock at the end of fiscal year 2009.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Prices($)	Option Expiration Date
Timothy J. Dodd	506	—	$100.00	12/1/2011
	785	—	100.00	12/1/2011
	686	—	150.00	1/1/2013

(1)
Mr. Dodd has subsequently exercised all of the options for Series C Convertible Preferred Stock he owned at the end of fiscal year 2009 and purchased 1,977 shares of the Company's Series C Preferred Stock, each share of which was thereafter converted into 24 shares of Common Shares and 24 shares of Series D Shares of the Company.

        The following table summarizes stock options held for Common Stock at the end of fiscal year 2009.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Prices($)	Option Expiration Date
Timothy J. Dodd	190,800	—		6.25	12/1/2012
	13,511	—		4.25	2/1/2014
	35,392	—		4.00	12/22/2015
	47,064	15,688	(1)	5.00	10/19/2016
Edward O. Irion	7,723	—		4.25	2/1/2014
	10,816	—		4.00	12/22/2015
	29,522	9,840	(1)	5.00	10/19/2016

(1)
All such options vested on October 19, 2009 and were subsequently exercised by the optionees.

        As of March 19, 2010, there were no stock options outstanding for any of the Company's equity securities held by the Company's President and Chief Executive Officer and Chief Financial Officer.

Employment Agreements

        The Company does not have any employment agreements nor does it have any agreements with its executive officers regarding severance payments or payments upon change of control of the Company in place at the current time. The Compensation Committee, however, has approved certain bonus payments (i) in an aggregate amount of $2,796,200 to Messrs. Dodd and Irion ($1,968,400 and $827,800, respectively) and (ii) in an aggregate amount of $442,000 to certain other members of management of the Company, all such amounts payable by the Company in connection with the consummation of the Merger.

Stock Option Plans

        On January 31, 1997, the Compensation Committee adopted the Dakota Growers Incentive Stock Option Plan (the "Plan"). The Plan was ratified by the Company's members at the annual meeting in January 1998. The Compensation Committee or the Board of Directors has the power to determine the key management employees of the Company to receive options and the number of shares to be optioned to each of the employees. Options granted under the Plan are for the purchase of Series C Convertible Preferred Stock at fair market value, which were convertible into equity stock as a cooperative, and following the Company's conversion to a corporation in 2002, convertible into Common Shares and Series D Shares at the option of the employee, under the applicable conversion ratio. The maximum number of preferred shares that may be issued pursuant to options granted under the Plan is 15,000, all of which have been issued and exercised.

        The Company's 2002 Stock Option Plan (the "2002 Plan") was adopted by the Board on November 21, 2002. All options granted under the 2002 Plan are non-qualified stock options and are for the purchase of Common Shares. The maximum number of shares of Common Shares that may be issued pursuant to options granted under the 2002 Plan is 294,456 shares, all of which have been issued. Stock options granted under the 2002 Plan expire 10 years from the date of grant.

        On November 21, 2002 the Board adopted the Dakota Growers Pasta Company, Inc. 2003 Stock Option Plan (the "2003 Plan"), which was approved by the Company's shareholders at the Annual

Meeting on January 11, 2003. The 2003 Plan covers 500,000 shares of Common Shares. Participation in the 2003 Plan shall be limited to officers, directors, employees, vendors or consultants of the Company or any subsidiary of the Company. Options granted under the 2003 Plan may be incentive stock options (as defined under Section 422 of the Code) or non-qualified stock options, as determined by the 2003 Plan administrator at the time of grant of an option and subject to the applicable provisions of Section 422 of the Code and the regulations promulgated thereunder. The stock options generally expire 10 years from the date of grant. If the employment of the optionee is terminated by any reason other than his or her death or disability, all exercisable options may be exercised within 90 days of the termination date. If not exercised, any such options terminate.

COMPENSATION OF DIRECTORS

        Members of the Board receive compensation for serving on the Board, as determined from time to time by the Nomination Committee, but with full discussion and action by the Board.

Director Compensation Table

        The table below summarizes the compensation paid by the Company to non-employee Directors during the fiscal year ended July 31, 2009.

Name	Fees earned or paid in cash(1)	All Other Compensation	Total
John S. Dalrymple III	$61,800	$—	$61,800
Allyn K. Hart	45,300	—	45,300
Roger A. Kenner	45,000	—	45,000
James F. Link	50,550	—	50,550
Eugene J. Nicholas	46,300	—	46,300
John D. Rice, Jr.	46,300	—	46,300
Richard Thompson	42,400	—	42,400
Michael T. Tokarz(2)	42,700	75,000	117,700
Jeffrey O. Topp	46,300	—	46,300
Curtis R. Trulson	58,680	—	58,680
Michael E. Warner	47,900	—	47,900

(1)
This column represents annual director fees, committee chairman fees and meeting attendance fees earned in fiscal year 2009. Directors are reimbursed for out-of-pocket travel expenses which are not included on this table.

(2)
In July 2004, the Company and MVC Financial Services, Inc. ("MVC Financial") entered into a consulting agreement (the "MVC Consulting Agreement") pursuant to which MVC Financial will provide certain business consulting services to the Company for annual compensation of $75,000 per year as well as reimbursement of expenses of MVC Financial. MVC Financial is an affiliate of MVC Capital, Inc., a holder of 5% or greater of Common Shares. Michael T. Tokarz, a director of the Company, is a stockholder and Chairman of MVC Capital, Inc. The term of the consulting agreement shall continue until the earlier of (a) the occurrence of a liquidity event (as defined in the MVC Consulting Agreement) or (b) the termination by written notice from MVC Financial to the Company.

        Effective October 2008, the Company provided its directors with compensation consisting of (i) a per diem payment of $1,300 (except for the Chairman of the Board and Chairman of the Audit Committee who will each receive $1,560 per day) for any day on which a director undertakes activities on the Company's behalf, including board meetings and other functions of the Company, (ii) a monthly fee of $2,600 (except for the Chairman of the Board and Chairman of the Audit Committee who will each receive $3,120 per month), and (iii) reimbursement for out-of-pocket expenses incurred on behalf of the Company.

FEES OF INDEPENDENT PUBLIC ACCOUNTANTS

        The following table represents aggregate fees billed (in thousands) to the Company for fiscal years ended July 31, 2009 and 2008 by Eide Bailly LLP, the Company's principal accounting firm.

	Fiscal Year Ending
	2009	2008
Audit Fees	$70	$77
Audit-Related Fees(a)	9	8
Tax Fees(b)	12	11
All Other Fees	—	—
Total Fees(c)	$91	$96

(a)
Primarily benefit plan audit services.

(b)
Primarily tax advisory and preparation services.

(c)
The Audit Committee has approved all fees.

Auditor Services Pre-approval Policy

        The Audit Committee has a formal policy concerning pre-approval of all services to be provided by Eide Bailly LLP, the Company's independent auditor, including audit, audit-related, tax and other services. The chair of the Audit Committee has the authority to pre-approve permitted services that require action between regular Audit Committee meetings, provided a report of these services is given to the full Audit Committee at the next regular meeting. The Audit Committee approved all services provided by Eide Bailly LLP during fiscal year 2009.

 REPORT OF THE AUDIT COMMITTEE

        The Audit Committee is currently comprised of Messrs. Curtis R. Trulson (Chair), John S. Dalrymple III and Michael E. Warner. In accordance with its charter, the Audit Committee reviewed and discussed the audited financial statements with management and Eide Bailly LLP, the Company's independent accountants. The discussions with Eide Bailly LLP also included the matters required by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

        Eide Bailly LLP provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding Eide Bailly LLP's communications with the Audit Committee concerning independence. This information was discussed with Eide Bailly LLP.

        Based on the discussions with management and Eide Bailly LLP, the Audit Committee's review of the representations of management and the report of Eide Bailly LLP, the Audit Committee recommended to the Board, and the Board approved, that the Company's audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended July 31, 2009 for filing with the SEC.

    SUBMITTED BY THE AUDIT COMMITTEE

    Curtis R. Trulson, Chair
    John S. Dalrymple III
    Michael E. Warner

OTHER INFORMATION

Stockholder Proposals For The 2011 Annual Meeting

        We have historically held our Annual Meetings of Stockholders in mid-January, with a meeting notice mailing in early to mid December. We expect to mail proxy statements for the Company's 2011 Annual Meeting of Stockholders on or about December 9, 2010. Any proposal that a stockholder would like to be considered for inclusion in our proxy material for that Annual Meeting of Stockholders must be received by our Secretary no later than the close of business on August 11, 2010. Any such proposal must be reasonably related to the Company's business and must be legally appropriate for submission to the Company's stockholders.

        A stockholder who wishes to make a proposal for consideration at the next Annual Meeting, but does not seek to include the proposal in our proxy material, must notify our Secretary. The notice must be received no later than October 25, 2010. If the matter relates to the election of directors, the notice must set forth certain information with respect to the shareholder who intends to bring such matter before the meeting and the business desired to be conducted, as set forth in greater detail above under "Governance Matters—Director Nominations." If the notice is not timely, then the persons named on our proxy card for the applicable Annual Meeting may use their discretionary voting authority when the proposal is raised at the meeting.

Available Information

        The Company's website address is www.dakotagrowers.com. We make available, free of charge through the "Investor Relations" portion of our website, the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the 1934 Act as soon as reasonably practicable after we electronically file such materials with, or furnish such materials to, the SEC. Reports of beneficial ownership filed pursuant to Section 16(a) of the 1934 Act are also available through our website.

        The SEC maintains a website that contains reports, proxy, and information statements and other information regarding issuers that file electronically with the SEC. The address of that site is www.sec.gov.

        A copy of the Company's Annual Report on Form 10-K will also be furnished to stockholders by the Company without charge by calling the Company at (701) 652-2855 or upon a written request addressed to:

    Investor Relations
    Dakota Growers Pasta Company, Inc.
    One Pasta Avenue
    Carrington, North Dakota 58421

Annex B

1585 Broadway New York, New York 10036

March 10th, 2010

Board of Directors
Dakota Growers Pasta Company
One Pasta Avenue
Carrington, ND 58421

Members of the Board:

        We understand that Dakota Growers Pasta Company (the "Company"), Agricore United Holdings Inc. (the "Buyer") and Bluebird Acquisition Corporation, a wholly-owned subsidiary of the Buyer ("Acquisition Sub"), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated March 10, 2010 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the "Tender Offer") for all outstanding shares of (a) common stock, par value $0.01 per share (the "Company Common Stock") of the Company for $18.28 per share in cash and (b) Series D Non-Cumulative Delivery preferred stock, par value $0.01 per share (the "Series D Shares") of the Company for $0.10 per share in cash, and (ii) the subsequent merger (the "Merger") of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly-owned subsidiary of the Buyer, and each outstanding share of the Company Common Stock and the Series D Shares, other than shares held in treasury or held by the Buyer or as to which dissenters' rights have been perfected, will be converted into the right to receive $18.28 and $0.10 per share, respectively, in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

        You have asked for our opinion as to whether the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

        For purposes of the opinion set forth herein, we have:

  1)
  Reviewed certain publicly available financial statements and other business and financial information of the Company;

  2)
  Reviewed certain internal financial statements and other financial and operating data concerning the Company;

  3)
  Reviewed certain financial projections prepared by the management of the Company;

  4)
  Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

  5)
  Compared the financial performance of the Company with that of certain other publicly-traded companies comparable with the Company and its securities;

  6)
  Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  7)
  Participated in certain discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

  8)
  Reviewed the Merger Agreement and certain related documents; and

  9)
  Performed such other analyses and considered such other factors as we have deemed appropriate.

        We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Tender Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the consideration to be received by the holders of the Series D Shares or the relative fairness of the consideration to be received by the holders of the Company Common Stock and the Series D Shares. We also express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

        In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company.

        We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Merger.

        Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

        This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the SEC in connection with this transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the shareholders of the Company should accept the Tender Offer, or how the shareholders of the Company should vote at any shareholders' meeting held in connection with the Merger.

        Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

Very truly yours,
MORGAN STANLEY & CO. INCORPORATED
By:	/s/ JOHN K. COLLINS John K. Collins Managing Director